Exhibit 99.1

Brookfield

Notice of 2014 Annual Meeting of Shareholders and Management Information Circular

Brookfield Asset Management  l  Annual Meeting   l  May 7, 2014  l  Toronto, Canada

Brookfield

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND

AVAILABILITY OF INVESTOR MATERIALS

The Annual Meeting of Shareholders of Brookfield Asset Management Inc. (the “Corporation” or “Brookfield”) will be held at the Design Exchange, 234 Bay Street, Toronto, Canada on Wednesday, May 7, 2014 at 10:30 a.m., Eastern Daylight Time (EDT), to:

1.	receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2013, including the external auditor’s report;

2.	elect directors who will serve until the end of the next annual meeting of shareholders;

3.	appoint the external auditor who will serve until the end of the next annual meeting of shareholders and authorize the directors to set its remuneration; and

4.	consider and, if thought advisable, pass an advisory resolution on the Corporation’s approach to executive compensation.

We will consider other business that may properly come before the meeting. You have the right to vote at the meeting if you were a Brookfield shareholder on March 27, 2014. Before casting your vote, we encourage you to review the meeting’s business in the section “Business of the Meeting” of our management information circular to be dated March 25, 2014 (the “Circular”). The Circular will be made publicly available on April 7, 2014.

This year we are again posting electronic versions of the Circular and our Annual Report (collectively, the “investor materials”) on our website for shareholder review – a process known as “Notice and Access.” Electronic copies of the investor materials may be accessed at www.brookfield.com/notice_and_access_2014 and at www.sedar.com and www.sec.gov/edgar. Please contact us at 1-866-989-0311 or inquiries@brookfield.com before 5:00 p.m. EDT on April 24, 2014 if you would like to receive paper copies of any of the investor materials in advance of the deadline to submit your vote, of if you have any questions about Notice and Access. We will mail materials free of charge within three business days of your request. All shareholders who have signed up for electronic delivery of the investor materials will continue to receive them by email.

Information for Registered Holders

If you are not attending the meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. EDT on Monday May 5, 2014. You can cast your proxy vote:

—	On the Internet at www.cstvotemyproxy.com
—	Fax your signed proxy to (416) 368-2502 or 1-866-781-3111
—	Mail your signed proxy using the business reply envelope accompanying your proxy
—	Scan and send your signed proxy to proxy@canstockta.com.

Information for Non-Registered Holders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

By Order of the Board

A.J. Silber
Corporate Secretary

Toronto, Canada

March 21, 2014

Brookfield

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

PART ONE	VOTING INFORMATION	1
	Who Can Vote	1
	Notice and Access	1
	Q & A on Proxy Voting	2
	Principal Holders of Voting Shares	4

PART TWO	BUSINESS OF THE MEETING	6
	1. Receiving the Consolidated Financial Statements	6
	2. Election of Directors	6
	Majority Voting for Directors	6
	Cumulative Voting for Directors	7
	Voting by Proxy	7
	Director Nominees	7
	Summary of 2014 Nominees for Director	17
	Director Ownership in Publicly Traded Subsidiaries	18
	Director Attendance	19
	3. Appointment of External Auditor	19
	Principal Accounting Firm Fees	19
	4. Advisory Resolution on Approach to Executive Compensation	20
	Shareholder Vote Results	20

PART THREE	STATEMENT OF CORPORATE GOVERNANCE PRACTICES	21
	Governance	21
	Code of Business Conduct and Ethics	21
	Board of Directors	22
	Committees of the Board	25
	Board, Committee and Director Evaluation	27
	Board and Management Responsibilities	27
	Communication and Disclosure Policies	28
	Report of the Audit Committee	29
	Report of the Governance and Nominating Committee	31
	Report of the Management Resources and Compensation Committee	32
	Report of the Risk Management Committee	33

PART FOUR	DIRECTOR COMPENSATION AND EQUITY OWNERSHIP	34
	Director Compensation	34
	Equity Ownership of Directors	38

PART FIVE	COMPENSATION DISCUSSION AND ANALYSIS	39
	Executive Overview	39
	Compensation Philosophy	42
	Elements of Compensation	43
	Overview of Compensation	44
	Incentive Plan Overview	45
	Termination and Change of Control Provisions	48
	Incentive and Equity-Based Compensation Policies and Guidelines	49
	Compensation Committee Governance	51
	2013 Performance Graphs	54
	Compensation of Named Executive Officers	55
	Incentive Plan Awards	56
	Security-Based Compensation Arrangements	58
	Pension and Retirement Benefits	61

PART SIX	OTHER INFORMATION	62
	Routine Indebtedness of Directors, Officers and Employees Under Securities Purchase Programs	62
	Audit Committee	62
	Directors’ and Officers’ Liability Insurance	62
	Availability of Disclosure Documents	62
	Other Business	62
	Directors’ Approval	62

APPENDIX A	CHARTER OF THE BOARD	A-1

PART ONE – VOTING INFORMATION

This Management Information Circular (“Circular”) is provided in connection with the solicitation by management of Brookfield Asset Management Inc. (“Brookfield” or the “Corporation”) of proxies for the Annual Meeting of Shareholders of the Corporation (the “meeting”) referred to in the Corporation’s Notice of Meeting of Shareholders and Availability of Investor Materials dated March 21, 2014 (the “Notice”) to be held at the Design Exchange, 234 Bay Street, Toronto, Canada on Wednesday, May 7, 2014 at 10:30 a.m. EDT.

This solicitation will be made primarily by sending proxy materials to shareholders by mail and email, and in relation to the delivery of this Circular, by posting this Circular on our website at www.brookfield.com/notice_and_access_2014, on our SEDAR profile at www.sedar.com and on our EDGAR profile at www.sec.gov/edgar pursuant to Notice and Access. See “Notice and Access” below for further information. Proxies may also be solicited personally or by telephone by regular employees of the Corporation at nominal cost. The cost of solicitation will be borne by the Corporation.

The information in this Circular is given as at March 25, 2014, unless otherwise indicated. As the Corporation operates in U.S. dollars and reports financial results in U.S. dollars, all financial information in this Circular is denominated in U.S. dollars, unless otherwise indicated. All references to C$ are to Canadian dollars. For comparability, all Canadian dollar amounts in this Circular have been converted to U.S. dollars at the average exchange rate for 2013 as reported by Bloomberg L.P. (“Bloomberg”) of C$1.00 to US$0.9713, unless otherwise indicated.

Who Can Vote

As of March 25, 2014, the Corporation had 626,520,133 Class A Limited Voting Shares (“Class A Shares”) and 85,120 Class B Limited Voting Shares (“Class B Shares”) outstanding. Each registered holder of record of Class A Shares and Class B Shares at the close of business on Thursday, March 27, 2014 (the “Record Date”) established for the purposes of determining shareholders entitled to receive notice of and to vote at the meeting will, except as otherwise provided in this Circular, be entitled to one vote for each Class A Share or Class B Share held on all matters to come before the meeting or any adjournment thereof, either in person or by proxy.

The share conditions for the Corporation’s Class A Shares and Class B Shares provide that, subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors) must be approved by a majority, or, in the case of matters that require approval by a special resolution of shareholders, by at least two-thirds, of the votes cast by the holders of Class A Shares and by the holders of Class B Shares who vote in respect of the resolution or special resolution, each voting as a separate class.

Holders of Class A Shares are entitled, as a class, to elect one-half of the board of directors of the Corporation (the “Board”), and holders of Class B Shares are entitled, as a class, to elect the other one-half of the Board. See “Election of Directors” on page 6 of this Circular for further information.

Notice and Access

Brookfield is using the Notice and Access provisions of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations (“Notice and Access”) to provide meeting materials electronically for both registered and non-registered shareholders. Instead of mailing meeting materials to shareholders, Brookfield has posted this Circular and form of proxy on its website at www.brookfield.com/notice_ and_access_2014, in addition to the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov/edgar. Brookfield has sent the Notice and a form of proxy or voting instruction form (collectively, the “Notice Package”) to all shareholders informing them that this Circular is available online and explaining how this Circular may be accessed. Brookfield will not directly send the Notice Package to non-registered shareholders. Instead, Brookfield will pay Intermediaries (as defined on page 2 of this Circular) to forward the Notice Package to all non-registered shareholders.

The Corporation has elected to utilize Notice and Access because it allows for a reduction in the use of printed paper materials, and is therefore consistent with Brookfield’s philosophy towards sustainable growth. Additionally, adopting Notice and Access has reduced printing and mailing costs associated with the Corporation’s shareholder meetings.

In accordance with Notice and Access, Brookfield set the Record Date at least 40 days before the meeting.

Registered and non-registered shareholders who have signed up for electronic delivery of this Circular and the Corporation’s Annual Report (which includes management’s discussion and analysis and consolidated financial statements for the fiscal year ended December 31, 2013) (the “Annual Report”) will continue to receive them by email. No shareholders will receive a paper copy of this Circular unless they contact the Corporation, in which case the Corporation will mail this Circular within three business days of any request provided the request is made before the date of the meeting or any adjournment thereof. We

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must receive your request before 5:00 p.m. EDT on April 24, 2014 to ensure you will receive paper copies in advance of the deadline to submit your vote. If your request is made after the meeting and within one year of the Circular being filed, the Corporation will mail the Circular within 10 calendar days of any request.

Q & A on Proxy Voting

What am I voting on?

Resolution	Who Votes	Board Recommendation

Election of 1⁄2 the Directors	Class A Shareholders	FOR each Director Nominee
Election of 1⁄2 the Directors	Class B Shareholders	FOR each Director Nominee
Appointment of the External Auditor and authorizing Directors to set its remuneration	Class A Shareholders Class B Shareholders	FOR the resolution
Advisory Vote on Executive Compensation	Class A Shareholders	FOR the resolution

Who is entitled to vote?

Holders of Class A Shares and holders of Class B Shares as at the close of business on March 27, 2014 are each entitled to one vote per share on the items of business identified above.

How do I vote?

If you are a registered shareholder, you may:

—	vote in person at the meeting
—	sign the form of proxy sent to you appointing the named persons or some other person you choose (who need not be a shareholder) to represent you as proxyholder and vote or withhold from voting your shares at the meeting.

If you are a non-registered shareholder and your shares are held in the name of an intermediary such as a bank, trust company, securities dealer, broker or other intermediary (an “Intermediary”), to direct the votes of shares beneficially owned, please see “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 4 for voting instructions.

What if I plan to attend the meeting and vote in person?

If you are a registered shareholder and plan to attend the meeting on May 7, 2014 and wish to vote your shares in person at the meeting, please register with Brookfield’s transfer agent, CST Trust Company, when you arrive at the meeting. Your vote will be taken and counted at the meeting.

If your shares are held in the name of an Intermediary and you plan to attend the meeting and vote in person, see “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 4 for voting instructions.

Who is soliciting my proxy?

The proxy is being solicited by management of Brookfield and the associated costs will be borne by Brookfield.

What happens if I sign the proxy sent to me?

Signing the proxy appoints the Hon. Frank J. McKenna or J. Bruce Flatt, each of whom is a director of Brookfield, or another person you have appointed, to vote or withhold from voting your shares at the meeting.

Can I appoint someone other than these directors to vote my shares?

Yes, you may appoint another person or company other than the Brookfield directors named on the form of proxy to be your proxyholder. Write the name of this person (or company) in the blank space on the form of proxy. The person you appoint does not need to be a shareholder. Please make sure that any other person you appoint is attending the meeting and knows he or she has been appointed to vote your shares. Proxyholders should present themselves to a representative of CST Trust Company when they arrive at the meeting.

What do I do with my completed proxy?

Return it to CST Trust Company in the envelope provided to you by mail or by fax at (416) 368-2502 or 1-866-781-3111 no later than 5:00 p.m. EDT on Monday, May 5, 2014, which is two business days before the day of the meeting.

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Can I vote by Internet?

Yes. If you are a registered shareholder, go to www.cstvotemyproxy.com and follow the instructions on this website. You will need your control number (located under your address on the form of proxy) to identify yourself to the system. You must submit your vote by no later than 5:00 p.m. EDT on Monday, May 5, 2014, which is two business days before the day of the meeting.

If I change my mind, can I submit another proxy or take back my proxy once I have given it?

Yes. If you are a registered shareholder, you may deliver another properly executed form of proxy with a later date to replace the original proxy the same way you delivered the original proxy. If you wish to revoke your proxy, prepare a written statement to this effect signed by you (or your attorney as authorized in writing) or, if the shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered to the Corporate Secretary of Brookfield at the address below no later than 5:00 p.m. EDT on the last business day preceding the date of the meeting, Tuesday, May 6, 2014, or any adjournment of the meeting, or to the Chair of the Board (the “Chair”) on the day of the meeting, Wednesday, May 7, 2014, or the day of the adjourned meeting.

Corporate Secretary

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street

P.O. Box 762

Toronto, Ontario M5J 2T3

Fax: (416) 362-9642

If you are a non-registered shareholder, you may revoke a voting instruction form previously given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a voting instruction form unless they receive it at least seven calendar days before the meeting. A non-registered shareholder may then submit a revised voting instruction form in accordance with the directions on the form.

How can I request electronic delivery of investor materials?

To opt for electronic distribution of investor materials, complete the request for electronic delivery of materials form enclosed with the Notice Package and return it by mail to CST Trust Company, P.O. Box 700 Station B, Montreal, Quebec, H3B 3K3; or by facsimile at (514) 985-8843 or 1-888-249-6189. You can also submit your request online by visiting the CST Trust Company’s website: www.canstockta.com/electronicdelivery.

How will my shares be voted if I give my proxy?

The persons named on the form of proxy must vote your shares for or against or withhold from voting, in accordance with your directions, or you can let your proxyholder decide for you. In the absence of voting directions, proxies received by management will be voted in favour of all resolutions put before shareholders of the meeting. See “Business of the Meeting” on page 6 of this Circular for further information.

What if amendments are made to these matters or if other matters are brought before the meeting?

The persons named on the proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the meeting.

As of the date of this Circular, management of Brookfield is not aware of any amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named on the form of proxy will vote on them in accordance with their best judgment.

Who counts the votes?

Brookfield’s transfer agent, CST Trust Company, counts and tabulates the proxies.

How do I contact the transfer agent?

For general shareholder enquiries, you can contact CST Trust Company:

Mail	Telephone/Fax	Online
CST Trust Company	Tel: (416) 682-3860	Email: inquiries@canstockta.com
P.O. Box 700, Station B Montreal, Quebec H3B 3K3	within Canada and the United States toll free at 1-800-387-0825	Website: www.canstockta.com
Fax: 1-888-249-6189 or (514) 985-8843

2014 MANAGEMENT INFORMATION CIRCULAR / 3

If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?

In many cases, Class A Shares that are beneficially owned by a non-registered shareholder are registered either:

a.	in the name of an Intermediary such as a bank, trust company, securities dealer or broker or a trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or

b.	in the name of a depository such as CDS Clearing and Depository Services Inc., which the Intermediary is a participant of.

Your Intermediary is required to send you a voting instruction form for the number of shares you beneficially own.

Since Brookfield has limited access to the names of its non-registered shareholders, if you attend the meeting Brookfield may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote in person at the meeting, insert your name in the space provided on the voting instruction form and return it by following the instructions provided therein. Do not otherwise complete the form as your vote will be taken at the meeting. Please register with CST Trust Company when you arrive at the meeting.

The Corporation has distributed copies of the Notice Package to the depository and to Intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward the Notice Package to non-registered shareholders.

Non-registered shareholders who have not opted for electronic delivery will receive a voting instruction form to permit them to direct the voting of the shares they beneficially own. Non-registered shareholders should follow the procedures set out on the form and contact their Intermediaries promptly if they need assistance.

A non-registered shareholder who does not wish to attend and vote at the meeting in person, must complete and sign the voting instruction form and return it in accordance with the directions on the form. If a non-registered shareholder does wish to attend and vote at the meeting in person (or have another person attend and vote on his or her behalf), the non-registered shareholder must complete, sign and return the voting instruction form in accordance with the directions on the form.

Non-registered shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

Principal Holders of Voting Shares

A number of current and former senior executives of the Corporation and its affiliates (collectively, the “Partners”) are shareholders, directly and indirectly, of Partners Limited, a corporation that was formed in 1995 and whose principal business mandate is to hold shares of the Corporation, directly or indirectly, for the long term. The Partners collectively own, directly or indirectly, exercise control or direction over, have contractual arrangements such as options to acquire or otherwise hold beneficial or economic interests in approximately 135.2 million Class A Shares, representing approximately 20% of such shares on a fully diluted basis. These interests include Class A Shares held directly by the Partners as well as the Partners’ proportionate beneficial interests in Class A Shares held by Partners Limited and Partners Value Fund Inc., a public company listed on the TSX Venture Exchange (“Partners Value Fund”), which are described in more detail below.

Partners Limited owns directly 85,120 Class B Shares and 549,957 Class A Shares, representing 100% and 0.1%, respectively, of each class of shares. Partners Limited also owns approximately 49% of the common shares of Partners Value Fund, while the Partners themselves additionally own, on an individual basis, approximately 41% of Partners Value Fund. Partners Value Fund owns a direct ownership interest in 3,065,583 Class A Shares and an indirect ownership interest in 53,160,644 Class A Shares through Partners Value Split Corp., a wholly owned subsidiary of Partners Value Fund whose preferred shares are listed on the Toronto Stock Exchange. Partners Value Fund’s business purpose is to provide its shareholders with an efficiently financed ownership interest in Class A Shares. The preferred shares of Partners Value Split Corp., which are predominantly owned by unaffiliated public investors, represent a source of financing and leverage for Partners Value Fund’s ownership of Class A Shares. Directly and indirectly, Partners Value Fund owns 56,226,227 Class A Shares, representing approximately 9.0% of such class of shares. To the knowledge of the directors and officers of the Corporation, Partners Limited is the only person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over voting securities of the Corporation carrying more than 10% of the votes attached to any class of outstanding voting securities of the Corporation.

Partners Limited’s operations are governed by a shareholders’ agreement (the “Partners Shareholders Agreement”) to which each shareholder of Partners Limited (a “Partners Shareholder”) is a party. Certain decisions of Partners Limited require the approval of a majority of the number of Partners (irrespective of shares held) and other decisions require the approval of a majority or supermajority of shares held by the Partners Shareholders. Specifically, Partners Shareholders holding two-thirds of the shares of Partners Limited can at any time require a Partners Shareholder to sell his, her or its shares based on the stock market price of the Corporation’s Class A Shares at the time. The Partners Shareholders Agreement also provides that:

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(i) unless otherwise approved by holders of at least two-thirds of the common shares of Partners Limited, any sale of an interest in Partners Limited will only be made to other Partners Shareholders; (ii) any changes to Partners Limited’s by-laws, election of directors, dividend policy, principal investments, the issue or redemption of shares or admission of other individuals as Partners Shareholders require the approval of those holding at least two-thirds of Partners Limited’s common shares; and (iii) Partners Limited will offer to purchase 5% of its outstanding shares annually based on the stock market price of the Corporation’s Class A Shares, subject to Partners Limited’s financial capability at the time. An important business objective of Partners Limited, as expressed through the Partners Shareholders Agreement, is to ensure orderly succession of ownership, including Partners Limited’s direct and indirect ownership of Class A Shares and Class B Shares.

As at March 25, 2014, there were 43 individuals who are current or former executives of the Corporation and its affiliates who collectively own, directly or indirectly, virtually all of the common shares of Partners Limited. The following individuals, who are each direct or indirect shareholders of Partners Limited, are also directors or Named Executive Officers of the Corporation: Jeffrey M. Blidner, Jack L. Cockwell, J. Bruce Flatt, David W. Kerr, Brian D. Lawson, George E. Myhal and Samuel J.B. Pollock (see “Compensation Discussion and Analysis” on page 39 for further information on “Named Executive Officers”). Additionally, Messrs. Cockwell, Flatt, Kerr, Lawson, Myhal and Pollock are directors of Partners Limited.

For estate planning reasons, certain of the individuals who hold common shares in Partners Limited hold their interests through holding companies on an individual or joint basis. One such holding entity (“Partners Investments Inc.”) was the original sponsor of Partners Limited and is owned, directly and indirectly, by five current and former long-serving executives of the Corporaiton: Jack L. Cockwell, Ian G. Cockwell, Timothy G. Price, David W. Kerr and J. Bruce Flatt. Although Partners Investments Inc. itself owns a majority interest in Partners Limited, none of the five shareholders of Partners Investments Inc. nor any other Partners Shareholder own, on a proportionate basis, more than 20% of Partners Limited. The shareholders of Partners Investments Inc., as well as Partners Investments Inc. itself, are signatories to the Partners Shareholders Agreement and are all therefore bound by its terms. Additionally, irrespective of Partners Investments Inc.‘s ownership percentage, Partners Limited and the 43 Partners have the ability to exercise control over material decisions of Partners Limited.

Partners Limited is also a party to a Trust Agreement with Montreal Trust Company of Canada (now operating as Computershare Trust Company of Canada) as trustee for the holders of Class A Shares, dated August 1, 1997 (the “Trust Agreement”). The Trust Agreement provides, among other things, that Partners Limited has agreed not to sell any Class B Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Class A Shares. The concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from Partners Limited; and (ii) the same in all material respects as the offer for the Class B Shares. The Trust Agreement permits: (a) a sale by Partners Limited of Class B Shares at a price per share not more than 115% of the market price of Class A Shares and as part of a transaction involving the sale of shares by not more than five persons in the aggregate; and (b) a direct or indirect sale of shares of Partners Limited to a purchaser who is or will become a Partners Shareholder and will not hold more than 20% of Partners Limited’s outstanding shares as a result of the transaction. The Trust Agreement is applicable to the direct sale of Class B Shares by Partners Limited and to any sale of shares in Partners Limited itself if such a sale would be deemed an indirect offer for Class B Shares under the take-over bid provisions of the Securities Act (Ontario).

2014 MANAGEMENT INFORMATION CIRCULAR / 5

PART TWO – BUSINESS OF THE MEETING

We will address four items at the meeting:

1.	Receiving the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2013, including the external auditor’s report;

2.	Electing directors who will serve until the end of the next annual meeting of shareholders;

3.	Appointing the external auditor that will serve until the end of the next annual meeting of shareholders and authorizing the directors to set its remuneration; and

4.	Considering an advisory resolution on the Corporation’s approach to executive compensation.

We will also consider other business that may properly come before the meeting.

As of the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you, he or she sees fit. The persons named on the form of proxy will have discretionary authority with respect to any changes or new items which may properly come before the meeting and will vote on them in accordance with their best judgment.

1.            Receiving the Consolidated Financial Statements

The annual financial statements of the Corporation for the fiscal year ended December 31, 2013 are included in the Annual Report. Management will review the Corporation’s consolidated financial results at the meeting and shareholders and proxyholders will be given an opportunity to discuss these results with management. The Annual Report is available on the Corporation’s website, www.brookfield.com/notice_and_access_2014 and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. Shareholders who have signed up for electronic delivery at the Annual Report will receive it by email.

2.            Election of Directors

The Board is comprised of 16 members, all of whom are to be elected at the meeting. Holders of Class A Shares are entitled, as a class, to elect one-half of the Board, and holders of Class B Shares are entitled, as a class, to elect the other one-half of the Board.

If you own Class A Shares, you can vote on the election of eight directors. The following persons are proposed as nominees for election by the holders of Class A Shares:

— Marcel R. Coutu	— Lance Liebman	— Youssef A. Nasr	— Seek Ngee Huat
— Maureen Kempston Darkes	— Frank J. McKenna	— James A. Pattison	— Diana L. Taylor

If you own Class B Shares, you can vote on the election of eight directors. The following persons are proposed as nominees for election by the holders of Class B Shares:

— Jeffrey M. Blidner	— J. Bruce Flatt	— David W. Kerr	— Lord O’Donnell
— Jack L. Cockwell	— Robert J. Harding	— Philip B. Lind	— George S. Taylor

Majority Voting for Directors

The Board has adopted a policy stipulating that, if the total number of shares voted in favour of the election of a director nominee represents less than a majority of the total shares voted and withheld for that director (in each case, not on the cumulative basis described in the section “Cumulative Voting for Directors” on page 7), the nominee will submit his or her resignation promptly after the meeting. The Governance and Nominating Committee will make a recommendation to the Board after reviewing the matter and the Board will render a decision to accept or reject the resignation offer within 90 days of the meeting. The Board’s decision and its reasons will be promptly announced by news release. The majority voting policy does not apply in circumstances involving contested director elections.

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Cumulative Voting for Directors

The articles of the Corporation provide for cumulative voting in the election of directors. Each shareholder of a class or series of shares of the Corporation entitled to vote for the election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the shareholder and the holders of shares of the classes or series of shares entitled to vote with the shareholder in the election of directors. The shareholder may cast all its votes in favour of one candidate or distribute votes among the candidates in any manner the shareholder sees fit. Where the shareholder has voted for more than one candidate without specifying the distribution of votes among the candidates, the shareholder will be deemed to have distributed its votes equally among the candidates for whom the shareholder voted.

A shareholder who wishes to distribute its votes other than equally among the nominees and who has appointed the management representatives designated in the proxy must do so personally at the meeting or by another proper form of proxy, which can be obtained from the Corporate Secretary of Brookfield.

Voting by Proxy

The management representatives designated on the proxy to be completed by holders of Class A Shares intend to cast the votes represented by such proxy FOR and equally among the proposed nominees for election by the holders of Class A Shares as set forth on pages 8 to 11 of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

The management representatives designated on the proxy to be completed by the holders of Class B Shares intend to cast the votes represented by such proxy FOR and equally among the proposed nominees for election by the holders of Class B Shares as set forth on pages 12 to 15 of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

Director Nominees

The Board recommends that the 16 director nominees be elected at the meeting to serve as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed.

The Board believes that the diversity and relevancy of the qualifications, skills and experiences of the director nominees allow for Brookfield to continue to maintain a well-functioning Board. The Board’s view is that, individually and as a whole, the director nominees have the necessary qualifications to be effective at overseeing the business and affairs of the Corporation.

All of the proposed director nominees were elected as members of the Board at the last annual meeting of shareholders held on May 9, 2013.

We do not expect that any of the director nominees will be unable to serve as a director. If a director nominee tells us before the meeting that he or she will not be able to serve as a director, the management representatives designated in the form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other director nominees at their discretion.

Each director’s biography includes information about the director, including his or her background and experience, Brookfield shareholdings as at March 25, 2014 and other public company board positions held.

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The following eight individuals are nominated for election as directors by the holders of the Corporation’s Class A Shares.

Marcel R. Coutu

Age: 60

Calgary, Alberta,

Canada

Director since: 2006

(Independent) (a)

Areas of Expertise:

Chief executive

Financial acumen

Government and public policy

Growth initiatives Industry sectors – energy, power, oil and gas, finance

Mr. Coutu is the past Chairman of Syncrude Canada Ltd., an integrated oil sands project, and a former President and Chief Executive Officer of Canadian Oil Sands Limited. He is also a director of The Great-West Lifeco Inc. and Power Corporation of Canada. Mr. Coutu is a member of the Pension and Compensation Committee of the Calgary Exhibition Stampede Board.

Brookfield Board/Committee Membership			Attendance		Public Board Membership During Last Five Years
Board			81%		Brookfield Asset Management Inc.	2006 – Present
Audit Committee			83%		Power Corporation of Canada The Great-West Lifeco Inc. Canadian Oil Sands Limited The Canada Life Assurance Company	2011 – Present 2007 – Present 2001 – 2013 2007 – 2011
Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
2014	36,000	19,440	55,440	2,191,008
2013	36,000	17,662	53,662	1,973,169	450,000	Met
Change	—	1,778	1,778	217,839

Maureen Kempston

Darkes, O.C., O.Ont. (h)

Age: 65

Lauderdale-by-the-Sea, Florida, U.S.A.

Director since: 2008

(Independent) (a)

Areas of Expertise:

Chief executive

Governance

Government and public policy

Growth initiatives

International experience

Legal acumen

Industry sectors – automotive manufacturing, power, oil and gas, rail

Ms. Kempston Darkes is a director of Canadian National Railway Company, Enbridge Inc., Irving Oil Co. and Balfour Beatty plc. She was appointed to the Government of Canada’s Science, Technology & Innovation Council in 2013. Ms. Kempston Darkes is the retired Group Vice-President and President, Latin America, Africa and Middle East, General Motors Corporation.

Brookfield Board/Committee Membership			Attendance		Public Board Membership During Last Five Years
Board			100%		Balfour Beatty plc	2012 – Present
Management Resources and Compensation Committee Risk Management Committee, Chair			100% 100%		Brookfield Asset Management Inc. Enbridge Inc. Canadian National Railway Company	2008 – Present 2010 – Present 1995 – Present
Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
2014	—	25,957	25,957	1,025,803
2013	—	22,499	22,499	827,279	450,000	Met
Change	—	3,458	3,458	198,524

8 / 2014 BROOKFIELD ASSET MANAGEMENT INC.

Lance Liebman (h) Age: 72 New York, New York, U.S.A. Director since: 2005 (Independent) (a) Areas of Expertise: Governance Government and public policy Legal acumen Industry sectors – real estate

Mr. Liebman is the Director of the American Law Institute and the William S. Beinecke Professor of Law at the Columbia Law School in New York, where he formerly served as Dean. Mr. Liebman is also a director of Greater New York Insurance Companies.

	Brookfield Board/Committee Membership			Attendance		Public Board Membership During Last Five Years
	Board			100%		Brookfield Asset Management Inc.	2005 – Present
	Governance and Nominating Committee Management Resources and Compensation Committee, Chair			100% 100%		Greater New York Insurance Companies Tarragon Realty Corp.	1991 – Present 1998 – 2011
	Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
	2014	—	23,527	23,527	929,782
	2013	—	20,198	20,198	742,696	450,000	Met
	Change	—	3,329	3,329	187,086

The Honourable

Frank J. McKenna, P.C., O.C., O.N.B.

Age: 66

Toronto, Ontario and

Cap-Pele, New

Brunswick,

Canada

Director since: 2006

(Independent) (a)

Areas of Expertise:

Governance

Government and public policy

International experience

Legal acumen

Industry sectors – power, energy, financial services, real estate

Mr. McKenna is Chair of the Board of the Corporation, a position he has held since August 2010. Mr. McKenna is Deputy Chair, TD Bank Group, a financial institution, and is also a director of Canadian Natural Resources Limited. Mr. McKenna is a former Ambassador of Canada to the U.S.A. and a former Premier of the Province of New Brunswick.

	Brookfield Board/Committee Membership			Attendance		Public Board Membership During Last Five Years
	Board, Chair			100%		Brookfield Asset Management Inc.	2006 – Present
	Governance and Nominating Committee, Chair			100%		Canadian Natural Resources Limited	2006 – Present
	Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
	2014	—	58,654	58,654	2,317,988	1,500,000	Met
	2013	—	44,912	44,912	1,651,402
	Change	—	13,742	13,742	666,586

2014 MANAGEMENT INFORMATION CIRCULAR / 9

Youssef A. Nasr

Age: 59

Beirut, Lebanon

Director since: 2010

(Independent) (a)

Areas of Expertise:

Chief executive

Financial acumen Governance

Government and public policy

International experience

Industry sector – financial services

Mr. Nasr is a former Chairman and Chief Executive Officer of HSBC Middle East Ltd., a global financial institution. Before that, he was President of HSBC Bank Brazil, and a President and Chief Executive Officer of HSBC Strategic Investments Inc., HSBC USA Inc., HSBC Bank USA and HSBC Bank Canada.

Brookfield Board/Committee Membership			Attendance		Public Board Membership During Last Five Years
Board			70%		Audi Bank Group	2013 – Present
Risk Management Committee			100%		Brookfield Asset Management Inc.	2010 – Present
Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
2014	13,000	7,579	20,579	813,268
2013	13,000	5,194	18,194	668,978	450,000	Met
Change	—	2,385	2,385	144,290

James A. Pattison,

O.C., O.B.C.

Age: 85

Vancouver,

British Columbia,

Canada

Director since: 2006

(Independent) (a)

Areas of Expertise:

Chief executive

Financial acumen

Governance

Government and public policy

Growth initiatives

Industry sectors – diversified consumer products, forest products, manufacturing, communications

Mr. Pattison is Managing Director, Chief Executive Officer and Chairman of The Jim Pattison Group, a diversified consumer-oriented company. He is also a director of Canfor Corporation and the Ronald Reagan Presidential Foundation.

Brookfield Board/Committee Membership			Attendance		Public Board Membership During Last Five Years
Board			100%		Brookfield Asset Management Inc.	2006 – Present
Management Resources and Compensation Committee			100%		Canfor Corporation BCE Inc. Sun Rype Products Ltd.	2003 – Present 2005 – 2009 2008 – 2013
Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
2014	227,657	39,511	267,168	10,558,478	450,000	Met
2013	225,000	33,444	258,444	9,502,998
Change	2,657	6,067	8,724	1,055,480

10 / 2014 BROOKFIELD ASSET MANAGEMENT INC.

Seek Ngee Huat Age: 64 Singapore Director since: 2012 (Independent) (a) Areas of Expertise: Financial acumen International experience Industry sectors – real estate

N.H. Seek is a former advisor to the Government of Singapore Investment Corporation Pte Ltd. (GIC) Group Executive Committee and a former Chairman of its Latin American Business Group. He was President of GIC Real Estate Pte Ltd. from 1996 to 2011. N.H. Seek serves as a director on the board of Global Logistic Properties Ltd. and is the Chairman of the National University of Singapore Institute of Real Estate Studies.

	Brookfield Board/Committee Membership			Attendance		Public Board Membership During Last Five Years
	Board			80%		Brookfield Asset Management Inc.	2012 – Present
						Global Logistic Properties Ltd. Banco BTG Pactual S.A. BTG Pactual Participations Ltd. Fraser & Neave Ltd.	2010 – Present 2012 – 2012 2012 – 2012 2011 – 2013
	Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
	2014	—	4,818	4,818	190,416		November 9, 2017
	2013	—	598	598	22,006	450,000
	Change	—	4,220	4,220	108,410

Diana L. Taylor Age: 58 New York, New York, U.S.A. Director since: 2012 (Independent) (a) Areas of Expertise: Financial acumen Governance Growth initiatives Industry sectors – Real Estate

Ms. Taylor is a managing director of Wolfensohn Fund Management, L.P., a global emerging markets private equity firm. She previously served as the Superintendent of Banks for the State of New York; Deputy Secretary to the Governor of New York; Chief Financial Officer for the Long Island Power Authority; an investment banker with Smith Barney and Lehman Brothers; and as a founding partner of M.R. Beal & Company. Ms. Taylor’s other corporate board memberships include Citigroup Inc. and Sotheby’s.

	Brookfield Board/Committee Membership			Attendance		Public Board Membership During Last Five Years
	Board			100%		Brookfield Asset Management Inc.	2012 – Present
	Audit Committee			100%		Citigroup Inc. Sotheby’s Brookfield Office Properties Inc. Federal National Mortgage Association	2009 – Present 2007 – Present 2007 – 2012 2008 – 2009
	Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
	2014	—	6,942	6,942	274,365
	2013	—	2,798	2,798	102,894	450,000	May 10, 2017
	Change	—	4,144	4,144	171,471

2014 MANAGEMENT INFORMATION CIRCULAR / 11

The following eight individuals are nominated for election as directors by the holders of the Corporation’s Class B Shares (independent directors listed first).

Philip B. Lind, C.M.

Age: 70

Toronto, Ontario,

Canada

Director since: 1994

(Independent) (a)

Areas of Expertise:

Governance

Government and public policy

International experience

Legal acumen

Industry sectors – communications, real estate, power, consumer products

Mr. Lind is one of the founders and currently Vice-Chairman and a director of Rogers Communications Inc., a diversified communications company. Mr. Lind is a director of Central Canadian Public TV Association and CPAC Network. He is also a board member of the Council for Business and the Arts, The Power Plant, the Art Gallery of Ontario, the Vancouver Art Gallery and the Atlantic Salmon Federation.

Brookfield Board/Committee Membership			Attendance		Public Board Membership During Last Five Years
Board			100%		Brookfield Asset Management Inc.	1994 – Present
Governance and Nominating Committee			100%		Rogers Communications Inc. Tuckamore Capital Management Inc.	1979 – Present 2011 – 2013
Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
2014	75,363	70,800	146,163	5,776,366
2013	75,363	63,257	138,620	5,097,041	450,000	Met
Change	—	7,543	7,543	679,325

Lord O’Donnell

Age: 61

London, United

Kingdom

Director since: 2013

(Independent) (a)

Areas of Expertise:

Financial acumen

Governance

Government and public policy

International experience

Industry sector – financial services

Lord O’Donnell is currently the Chairman of Frontier Economics and a strategic advisor to TD Bank Group, a financial institution. He served as the Cabinet Secretary and head of the British Civil Service between 2005 and 2011. Prior to this, Lord O’Donnell served as the Permanent Secretary of the Treasury from 2002 to 2005. An economist by training, Lord O’Donnell was a lecturer at the University of Glasgow until entering public service by joining Her Majesty’s Treasury in 1979.

Brookfield Board/Committee Membership			Attendance		Public Board Membership During Last Five Years
Board			86% (i)		Brookfield Asset Management Inc.	2013 – Present
Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
2014	—	2,638	2,638	104,237
2013	—	—	—	—	450,000	May 9, 2018
Change	—	2,638	2,638	104,237

12 / 2014 BROOKFIELD ASSET MANAGEMENT INC.

George S. Taylor (h)

Age: 73

St. Marys, Ontario,

Canada

Director since: 1994

(Independent) (a)

Areas of Expertise:

Chief executive

Governance

Financial acumen

Industry sector – food, beverage and entertainment

Mr. Taylor is a former director and Audit Committee Chair of several public corporations and non-profit cultural and health care organizations. Mr. Taylor has served as a director and Audit Committee Chairman of the Ontario Arts Council and as a governor and Chairman of the Stratford Festival and the John P. Robarts Research Institute.

Brookfield Board/Committee Membership			Attendance		Public Board Membership During Last Five Years
Board			80%		Brookfield Asset Management Inc.	1994 – Present
Audit Committee, Chair			100%
Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
2014	199,548	58,288	257,836	10,189,684
2013	199,548	52,983	252,531	9,285,578	450,000	Met
Change	—	5,305	5,305	931,106

Jeffrey M. Blidner

Age: 66

Toronto, Ontario,

Canada

Director since: 2013

(Management) (c)

Areas of Expertise:

Governance

Legal acumen

Strategic planning acumen

Industry sectors – property, power, infrastructure and private equity

Mr. Blidner is a Senior Managing Partner of the Corporation and is responsible for strategic planning and transaction execution. Mr. Blidner is also the Chief Executive Officer of Brookfield’s Private Funds Group, Chairman and a director of Brookfield Renewable Energy Partners L.P., and a director of Brookfield Property Partners L.P., Brookfield Infrastructure Partners L.P. and Rouse Properties, Inc. Before joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm.

Brookfield Board/Committee Membership	Attendance	Public Board Membership During Last Five Years
Board	100% (i)	Brookfield Asset Management Inc.	2013 – Present
Brookfield Infrastructure Partners L.P.	2008 – Present
Brookfield Property Partners L.P.	2013 – Present
Brookfield Renewable Energy Partners L.P.	2011 – Present
Rouse Properties, Inc.	2012 – Present
Number of Shares, Deferred Share Units (DSUs) and Restricted Share Units (RSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares (#)	DSUs and RSUs (#)	Total Number of Shares, DSUs and RSUs (#)	Total Value of Shares, DSUs and RSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
Direct/ Indirect	Pro Rata Interest (j)
2014	915,139	3,412,234	1,331,308	5,658,681	223,631,073
2013	891,231	3,150,929	1,230,660	5,272,820	193,881,594	2,428,250	Met
Change	23,908	261,305	100,648	385,861	29,749,479
Options Held (e)
Total Unexercised (#) 1,222,500	Total Value of Unexercised Options ($) (g) 22,050,080

2014 MANAGEMENT INFORMATION CIRCULAR / 13

Jack L. Cockwell (h)

Age: 73

Toronto, Ontario,

Canada

Director since: 1979

(Affiliated) (b)

Areas of Expertise:

Chief executive

Growth initiatives

Financial acumen

Industry sectors – property, power, infrastructure

Mr. Cockwell is Group Chair of the Corporation and is a director on the boards of Brookfield Office Properties Inc. and Norbord Inc. Mr. Cockwell is also a director of Teck Resources Limited and Waterfront Toronto Corporation, and a Heritage governor of the Royal Ontario Museum and governor of Ryerson University.

Brookfield Board/Committee Membership	Attendance	Public Board Membership During Last Five Years
Board	100%	Brookfield Asset Management Inc.	1979 – Present
Brookfield Office Properties Inc.	1999 – Present
Norbord Inc.	1987 – Present
Teck Resources Limited	2009 – Present
Astral Media Inc.	1997 – 2013
Brookfield Renewable Power Inc.	2009 – 2010
Fraser Papers Inc.	2004 – 2009
Number of Shares, Deferred Share Units (DSUs) and Restricted Share Units (RSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares (#)	DSUs and RSUs (#)	Total Number of Shares, DSUs and RSUs (#)	Total Value of Shares, DSUs and RSUs ($) (d)	Share Ownership Guideline (e)	Date at which Ownership Guideline is to be Met
Direct/ Indirect	Pro Rata Interest (j)
2014	11,312,322	5,077,623	1,136,758	17,526,703	692,655,303
2013	11,449,421	4,933,385	1,072,239	17,455,045	641,821,996	450,000	Met
Change	(137,099)	144,238	64,519	71,658	50,833,307
Options Held (e)
Total Unexercised (#) 112,500	Total Value of Unexercised Options ($) (g) 1,695,739

J. Bruce Flatt Age: 48 Toronto, Ontario, Canada Director since: 2001 (Management) (c) Areas of Expertise: Chief executive Industry sectors – property, power, infrastructure and private equity

Mr. Flatt is the Chief Executive Officer of the Corporation. On behalf of the Corporation, Mr. Flatt serves as the Chairman and a director of General Growth Properties, Inc. Mr. Flatt does not sit on any external corporate boards. Mr. Flatt joined Brookfield in 1990.

Brookfield Board/Committee Membership	Attendance	Public Board Membership During Last Five Years
Board	100%	Brookfield Asset Management Inc.	2001 – Present
General Growth Properties Inc.	2010 – Present
Brookfield Incorporações S.A.	2011 – 2012
Brookfield Office Properties Inc. (k)	2011 – 2012
Brookfield Residential Properties Inc.	2002 – 2010
Number of Shares, Restricted Shares, Deferred Share Units (DSUs) and Restricted Share Units (RSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares (#)	DSUs and RSUs (#)	Total Number of Shares, DSUs and RSUs (#)	Total Value of Shares, DSUs and RSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
Direct/ Indirect	Pro Rata Interest (j)
2014	3,945,041	13,503,312	1,637,761	19,086,114	754,283,225
2013	3,753,754	12,448,176	1,483,113	17,685,043	650,279,076	2,500,000	Met
Change	191,287	1,055,136	154,648	1,401,071	104,004,149
Options Held (e)
Total Unexercised (#) 1,262,500	Total Value of Unexercised Options ($) (g) 19,916,720

14 / 2014 BROOKFIELD ASSET MANAGEMENT INC.

Robert J. Harding,

C.M., F.C.A. (h)

Age: 56

Toronto, Ontario,

Canada

Director since: 1992

(Affiliated) (b)

Areas of Expertise:

Governance

Financial acumen

Government and public policy

Industry sectors – power, infrastructure, resources, financial services

Mr. Harding served as Non-Executive Chair of the Corporation from 1997 to 2010. He is director and Chairman of Norbord Inc., and director and Chair of NexJ Systems Inc. Mr. Harding is also a director of Manulife Financial Corporation, First Quantum Minerals Ltd., and Chair of the Board of Trustees of the Hospital for Sick Children, as well as a trustee of the Art Gallery of Ontario.

Brookfield Board/Committee Membership	Attendance	Public Board Membership During Last Five Years
Board	90%	Brookfield Asset Management Inc.	1992 – Present
First Quantum Minerals Ltd.	2013 – Present
Manulife Financial Corporation	2008 – Present
NexJ Systems Inc.	2006 – Present
Norbord Inc.	1998 – Present
Fraser Papers Inc.	2004 – 2009
Western Forest Products Inc.	2006 – 2009
Number of Shares, Restricted Shares, Deferred Share Units (DSUs) and Restricted Share Units (RSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares (#)	DSUs and RSUs (#)	Total Number of Shares, DSUs and RSUs (#)	Total Value of Shares, DSUs and RSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
Direct/ Indirect	Pro Rata Interest (j)
2014	720,800	—	391,996	1,112,796	43,977,698
2013	720,800	121,009	497,333	1,339,142	49,240,238	450,000	Met
Change	—	(121,009)	(105,337)	(226,346)	(5,262,540)

David W. Kerr (h)

Age: 70

Toronto, Ontario,

Canada

Director since: 1987

(Affiliated) (b)

Areas of Expertise:

Chief executive

Financial acumen

International experience

Industry sectors – resources, financial services

Mr. Kerr is the Chairman and a director of Halmont Properties Corp., a real estate company. Mr. Kerr is a director of the Canadian Special Olympics Foundation and an Advisory Board member of York University’s Schulich School of Business. Mr. Kerr is the former Chairman and CEO of Falconbridge Ltd.

Brookfield Board/Committee Membership	Attendance	Public Board Membership During Last Five Years
Board	90%	Brookfield Asset Management Inc.	1987 – Present
Risk Management Committee	100%	Halmont Properties Corporation	2009 – Present
BlackBerry Ltd.	2007 – 2013
Canwest Global Communications Corp.	2007 – 2010
Sun Life Financial Inc.	2004 – 2013
Number of Shares, Deferred Share Units (DSUs) and Restricted Share Units (RSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares (#)	DSUs and RSUs (#)	Total Number of Shares, DSUs and RSUs (#)	Total Value of Shares, DSUs and RSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
Direct/ Indirect	Pro Rata Interest (j)
2014	2,227,952	1,523,288	12,320	3,763,560	148,735,889
2013	2,227,952	1,409,491	10,956	3,648,399	134,151,645	450,000	Met
Change	—	113,797	1,364	115,161	14,584,244

2014 MANAGEMENT INFORMATION CIRCULAR / 15

Note:

(a)

“Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of the Canadian Securities Administrator’s National Instrument 58-101 – Disclosure of Corporate Governance Practices.

(b)	“Affiliated” refers to director nominees who do not meet the definition of “Unaffiliated Director” in the Charter of the Board (see Appendix A of this Circular).
(c)

“Management” refers to director nominees who are current members of management of the Corporation. Mr. Flatt is the Chief Executive Officer of the Corporation and Mr. Blidner is a Senior Managing Partner of the Corporation. Messrs. Blidner and Flatt will not receive compensation in their capacity as directors of the Corporation in 2014 (see “Director Compensation” on page 34 of this Circular).

(d)

Based on the closing price of a Class A Share on the TSX on March 20, 2013 of $36.77 (C$37.73 based on the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.9746) and March 25, 2014 of $39.52 (C$44.13 based on the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.8955).

(e)

The Share Ownership Guideline for directors is to hold Class A Shares, DSUs or Restricted Shares with a value equal to three times their annual director’s retainer. See “Director Share and DSU Ownership Requirements” on page 38 of this Circular. The value of three times the annual retainer for each non-management director and for the Board Chair is $450,000 and $1,500,000, respectively. As members of the Management Committee of the Corporation, Messrs. Blidner and Flatt are required to hold Class A Shares or DSUs with a value equal to five times their Base Salaries. See “Share Ownership Guidelines” on page 49 of this Circular. The value of five times the Base Salary for Messrs. Flatt and Blidner is $2,500,000 and $2,428,250, respectively, converted at the average exchange rate for 2013 of C$1.00 = US$0.9713.

(f)

In November 2003, the Board approved an amendment to the Corporation’s 1997 Management Share Option Plan to exclude non-management directors from participation in this plan, except for options granted to such directors before that date. Accordingly, non-management directors are not eligible to receive further options to acquire Class A Shares. See pages 35 to 38 of this Circular for information on the directors’ option awards as at December 31, 2013.

(g)	Based on the closing price of a Class A Share on the TSX on March 25, 2014 of $39.52 (C$44.13 based on the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.8955).
(h)

Ms. Kempston Darkes was Group Vice-President and President, Latin America, Africa and Middle East, General Motors Corporation when the company filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in June 2009. Mr. Kerr was a director of Canwest Global Communications Corp. (“Canwest”) when Canwest and certain of its subsidiaries voluntarily applied for and obtained an order for creditor protection under the Companies’ Creditors Arrangement Act (Canada) in October 2009. Mr. Liebman was a director of Tarragon Realty Corp. when the company filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in January 2009. Messrs. Cockwell and Harding were directors of Fraser Papers Inc. (“Fraser”) until April 2009. Fraser voluntarily applied and obtained an order for creditor protection under the Companies’ Creditors Arrangement Act (Canada) in June 2009, and on February 10, 2011, the Ontario court sanctioned an amended plan of compromise and arrangement under that statute that provided for, among other things, the sale of most of Fraser’s remaining property and the making of distributions to Fraser’s creditors.

(i)	Lord O’Donnell and Mr. Blidner were each first elected as a director on May 9, 2013 and therefore they were only eligible to attend seven meetings of the Board in 2013.
(j)

The figures in this column include the pro rata interests in Class A Shares held by Partners Limited, Partners Value Fund and Partners Value Split Corp., but not the pro rata interests in Class B Shares held by these directors. (See “Principal Holders of Voting Shares” on page 4 of this Circular for further information on Partners Limited, Partners Value Fund and Partners Value Split Corp.)

(k)	Mr. Flatt previously served on the Board of Brookfield Office Properties Inc. from 1996 – 2009.

16 / 2014 BROOKFIELD ASSET MANAGEMENT INC.

Summary of 2014 Nominees for Director

The following summarizes the qualifications of the 2014 nominees for director that led the Board to conclude that each director nominee is qualified to serve on the Board.

ALL DIRECTOR NOMINEES EXHIBIT:

— High personal and professional integrity and ethics	— A commitment to sustainability and social issues

— A proven record of success	— Inquisitive and objective perspective

— Experience relevant to Brookfield’s global activities	— Knowledge of corporate governance practices

The Board is comprised of 16 directors, which the Corporation considers an appropriate number, given the diversity of its operations and the need for a variety of experience and backgrounds to effectively oversee the governance of the Corporation and provide strategic advice to management. The Corporation reviews the expertise of incumbent and proposed directors in the areas listed in the chart below (independent directors listed first).

Director	Current or Recent CEO Experience	Financial Acumen	Growth Initiatives Experience	Government and Public Policy knowledge	Expertise in Board Governance	Legal Acumen	International Experience	Industry Experience
Marcel R. Coutu	✓	✓	✓	✓				energy, finance, oil and gas, power
Maureen Kempston Darkes	✓		✓	✓	✓	✓	✓	automotive manufacturing, oil and gas, power, rail
Lance Liebman				✓	✓	✓		real estate
Frank J. McKenna				✓	✓	✓	✓	energy, financial services, power, real estate
Youssef A. Nasr	✓	✓		✓	✓		✓	financial services
James A. Pattison	✓	✓	✓	✓	✓			communications, diversified consumer products, forest products, manufacturing
Seek Ngee Huat		✓					✓	real estate
Diana L. Taylor		✓	✓		✓			real estate
Philip B. Lind				✓	✓	✓	✓	communications, consumer products, power, real estate
Lord O’Donnell		✓		✓	✓		✓	financial services
George S. Taylor	✓	✓			✓			beverage, entertainment, food
Jeffrey M. Blidner					✓	✓		infrastructure, power, private equity, property
Jack L. Cockwell	✓	✓	✓					infrastructure, power, property
J. Bruce Flatt	✓							infrastructure, power, private equity, property
Robert J. Harding		✓		✓	✓			financial services, infrastructure, power, resources
David W. Kerr	✓	✓					✓	financial services, resources

2014 MANAGEMENT INFORMATION CIRCULAR / 17

Director Ownership in Publicly Traded Subsidiaries

The following is a description of the securities in publicly traded subsidiaries of the Corporation beneficially owned, directly or indirectly, or controlled by each director nominee (independent directors listed first):

No. of Securities
Director	Brookfield Infrastructure Partners L.P.	Brookfield Office Properties Inc.	Brookfield Property Partners L.P.	Brookfield Renewable Energy Partners L.P.	Brookfield Residential Properties Inc.
Marcel R. Coutu	1,162 LP Units		2,065 LP Units
Maureen Kempston Darkes
Lance Liebman		29,042 Deferred Units	450 LP Units		46 Common Shares
Frank J. McKenna	4,000 LP Units
Youssef A. Nasr			2,746 LP Units
James A. Pattison	9,000 LP Units		13,067 LP Units
Seek Ngee Huat
Diana L. Taylor		1,000 Common Shares 33,944 Deferred Units
Philip B. Lind	135 LP Units		4,325 LP Units 5,850 RE LP Units
Lord O’Donnell
George S. Taylor			4,484 LP Units
Jeffrey M. Blidner	6,366 LP Units		63,050 LP Units
Jack L. Cockwell (a)	418,946 LP Units		657,196 LP Units 332,910 RE LP Units		82,828 Common Shares 12,775 Convertible Preferred Shares
J. Bruce Flatt (b)	129,927 LP Units	92,673 Deferred Units	284,175 LP Units 261,610 RE LP Units		35,060 Common Shares
Robert J. Harding (c)	28,832 LP Units		41,373 LP Units
David W. Kerr	163,224 LP Units	12,000 Preferred Shares Class AAA, Series P	89,390 LP Units 26,030 RE LP Units	65,000 LP Units	3,140 Common Shares 1,036 Convertible Preferred Shares

(a)	Mr. Cockwell also owns 24,128 common shares of Norbord Inc., a publicly traded subsidiary of the Corporation (“Norbord”).
(b)	Mr. Flatt also owns 500 common shares of Norbord.
(c)	Mr. Harding also owns 350 common shares of Norbord.

18 / 2014 BROOKFIELD ASSET MANAGEMENT INC.

Director Attendance

We believe the Board cannot be effective unless it governs actively. We expect our directors to attend all Board meetings, all of their respective committee meetings, and the annual meeting of shareholders. Directors may participate by teleconference if they are unable to attend in person. The table below shows the number of Board and committee meetings each director attended in 2013. The Board needs a quorum of at least seven directors in attendance for it to hold a meeting and transact business. The Board and its committees have an opportunity to meet in camera without management present at all meetings, including those held by teleconference.

Director	Independent	Board		Audit Committee		Governance and Nominating Committee		Management Resources and Compensation Committee		Risk Management Committee
Marcel R. Coutu	yes	8 of 10	80%	5 of 6	83%	—	—	—	—	—	—
Maureen Kempston Darkes	yes	10 of 10	100%	—	—	—	—	2 of 2	100%	5 of 5	100%
Lance Liebman	yes	10 of 10	100%	—	—	3 of 3	100%	2 of 2	100%	—	—
Frank J. McKenna	yes	10 of 10	100%	—	—	3 of 3	100%	—	—	—	—
Youssef A. Nasr	yes	7 of 10	70%	4 of 4 (b)	100%	—	—	—	—	5 of 5	100%
James A. Pattison	yes	10 of 10	100%	—	—	—	—	2 of 2	100%	—	—
Seek Ngee Huat	yes	8 of 10	80%	—	—	—	—	—	—	—	—
Diana L. Taylor	yes	10 of 10	100%	2 of 2 (c)	100%	—	—	—	—	—	—
Philip B. Lind	yes	10 of 10	100%	—	—	3 of 3	100%	—	—	—	—
Lord O’Donnell	yes	6 of 7 (a)	86%	—	—	—	—	—	—	—	—
George S. Taylor	yes	8 of 10	80%	6 of 6	100%	—	—	—	—	—	—
Jeffrey M. Blidner	no	7 of 7 (a)	100%	—	—	—	—	—	—	—	—
Jack L. Cockwell	no	10 of 10	100%	—	—	—	—	—	—	—	—
J. Bruce Flatt	no	10 of 10	100%	—	—	—	—	—	—	—	—
Robert J. Harding	no	9 of 10	90%	—	—	—	—	—	—	—	—
David W. Kerr	no	9 of 10	90%	—	—	—	—	—	—	5 of 5	100%
69% of the current board members are independent		Total # of meetings	10		6		3		2		5

(a)	Lord O’Donnell and Mr. Blidner were each first elected as a director on May 9, 2013 and therefore they were only eligible to attend seven meetings of the Board in 2013.
(b)	Mr. Nasr resigned from the Audit Committee on May 9, 2013.
(c)	Ms. Taylor was appointed to the Audit Committee on May 9, 2013.

3.        Appointment of External Auditor

On recommendation of the Audit Committee, the Board proposes the reappointment of Deloitte LLP as the external auditor of the Corporation. Deloitte LLP, including the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively “Deloitte”), is the principal external auditor of the Corporation and its reporting issuer subsidiaries (other than Brookfield Renewable Energy Partners L.P.). Deloitte has served as the external auditor of the Corporation since 1981. The appointment of the external auditor must be approved by a majority of the votes cast by holders of Class A Shares and by a majority of the votes cast by holders of Class B Shares who vote in respect of the resolution, each voting as a separate class.

On any ballot that may be called for in the appointment of the external auditor, the management representatives designated on the form of proxy intend to vote such shares FOR reappointing Deloitte LLP, an Independent Registered Public Accounting Firm, as the external auditor, and authorizing the directors to set the remuneration to be paid to the external auditor, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be withheld from voting in relation to the appointment of the external auditor.

Principal Accounting Firm Fees

Aggregate fees billed to the Corporation and its subsidiaries for the fiscal year ended December 31, 2013 by Deloitte amounted to approximately $39.5 million, of which $37.5 million represented audit and audit-related fees. From time to time, Deloitte also provides consultative and other non-audit services to the Corporation and its subsidiaries and affiliates. The Audit Committee’s policy regarding the provision of non-audit services by the external auditor is periodically reviewed and updated and requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services the provision of which is not permitted by the external auditor, including the use of the external auditor for the preparation of financial information, system design and implementation assignments.

2014 MANAGEMENT INFORMATION CIRCULAR / 19

The following table sets forth further information on the fees billed by Deloitte to the Corporation and its consolidated subsidiaries for the fiscal years ended December 31, 2013 and December 31, 2012.

	2013			2012
$ millions	Brookfield	Subsidiaries of Brookfield	Total	Brookfield	Subsidiaries of Brookfield	Total
Audit	3.8	31.6	35.4	2.1	20.4	22.5
Audit-related	0.3	1.8	2.1	0.5	6.9	7.4
Tax	0.3	0.9	1.2	—	0.2	0.2
All other fees	0.1	0.7	0.8	0.4	2.0	2.4
Total fees	4.5	35.0	39.5	3.0	29.5	32.5

Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.

Tax fees are principally for assistance in tax return preparation and tax advisory services. All other fees include fees for translation, litigation and advisory support services.

The Audit Committee has received representations from Deloitte regarding its independence and has considered the relations described above in arriving at its determination that Deloitte is independent of the Corporation.

4.        Advisory Resolution on Approach to Executive Compensation

The Corporation believes that its compensation objectives and approach to executive compensation align the interests of management with the long-term interests of shareholders and are appropriate. Details of the Corporation’s approach to executive compensation is disclosed in the “Compensation Discussion and Analysis” beginning on page 39 of this Circular.

In 2012, the Board adopted a policy which gives holders of Class A Shares the opportunity to cast an advisory vote on the Corporation’s approach to executive compensation. This policy reflects the Corporation’s ongoing efforts to meet its objectives and ensure a high level of shareholder engagement. The Board unanimously recommends that holders of Class A Shares vote in favour of the following advisory resolution (the “Say on Pay Resolution”):

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the holders of Class A Limited Voting Shares accept the approach to executive compensation disclosed in this Circular provided in advance of the 2014 annual meeting of shareholders of the Corporation.

Shareholder Vote Results

Because the Say on Pay Resolution is an advisory vote, the results are not binding upon the Board. However, the Board and the Management Resources and Compensation Committee of the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions. The Board welcomes comments and questions on the Corporation’s executive compensation practices. Shareholders who wish to contact the Chair or other Board members can do so through the Corporate Secretary of the Corporation.

On any ballot that may be called for on the Say on Pay Resolution, the management representatives designated in the form of proxy intend to cast the votes to which the shares represented by such proxy are entitled FOR the Say on Pay Resolution, unless the shareholder has specified in the form of proxy that the shares represented by such proxy are to be voted against the Say on Pay Resolution.

20 / 2014 BROOKFIELD ASSET MANAGEMENT INC.

PART THREE – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Governance

The Corporation is committed to good corporate governance. As such, we aim to continue to strengthen Board and management accountability to maintain public trust in the Corporation, and promote the long-term interests of our shareholders.

Corporate Governance

—	16 Director Nominees
—	11 Independent Director Nominees
—	Separate Chair and CEO
—	Private Sessions of Independent Directors after each Board Meeting
—	Risk Oversight by full Board and Committees
—	Annual Board and Committee Self-Evaluations
—	All Directors Attended at least 70% of Meetings Held
—	Robust Code of Conduct
—	Only Independent Directors on Audit, Governance and Nominating, and Management Resources and Compensation Committees

Shareowner Rights

—	Annual Election of Directors
—	Majority Voting for Directors
—	Cumulative Voting for Directors
—	Active Shareholder Engagement

Compensation

—	Executive Compensation Program Driven by Strong Pay-for-Performance Philosophy (described in the “Compensation Discussion and Analysis” section of this Circular)
—	Director Share Ownership Guidelines of 3x their Annual Retainer
—	Share Retention Policy and Post Exercise Hold Period Requirements for Executives
—	Incentive Awards subject to Clawback Provisions
—	Anti-hedging, Short Sale and Pledging Restrictions

The Corporation’s comprehensive corporate governance policies and practices are consistent with the guidelines for corporate governance adopted by Canadian Securities Administrators and the Toronto Stock Exchange. The Corporation’s policies and governance practices are also consistent with the requirements of the U.S. Securities and Exchange Commission, the New York Stock Exchange (“NYSE”) and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”).

Code of Business Conduct and Ethics

The Corporation requires that all its activities be conducted with the utmost honesty and integrity and in compliance with all legal and regulatory requirements. The Board annually reviews the Corporation’s Code of Business Conduct and Ethics (the “Code”) for the directors, officers and employees of the Corporation and its controlled affiliates to consider whether to approve changes in the Corporation’s standards and practices.

The Code sets out formal guidelines in respect of certain business practices and requires all directors, officers and employees to provide a written acknowledgment upon joining Brookfield that they are familiar with and will comply with the Code. All directors, officers and employees of the Corporation are required to provide this acknowledgement annually.

Compliance with the Code is monitored by the Board through its Risk Management Committee, which receives regular reports on any non-compliance issues from the Corporation’s internal auditor.

The Code is posted on the Corporation’s website, www.brookfield.com under “The Company/Conduct Guidelines” and is filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

2014 MANAGEMENT INFORMATION CIRCULAR / 21

Board of Directors

Mandate of the Board

Brookfield’s Board oversees the management of the Corporation’s business and affairs directly and through four standing committees (the “Committees”). The responsibilities of the Board and each Committee, respectively, are set out in written charters, which are reviewed and approved annually by the Board. All Board and Committee charters are posted on the Corporation’s website, www.brookfield.com under “The Company/Corporate Governance.”

The Board is responsible for:

✓	overseeing the Corporation’s overall long-term strategic-planning process and reviewing and approving its annual business plan;

✓	assessing the principal risks of the Corporation’s businesses and reviewing, approving and monitoring the systems in place to manage these risks;

✓	reviewing major strategic initiatives to determine whether management’s proposed actions accord with long-term corporate goals and shareholder objectives;

✓	appointing the Chief Executive Officer (the “CEO”), overseeing the selection of other members of senior management and reviewing succession planning;

✓	assessing management’s performance against approved business plans;

✓	reviewing and approving the reports issued to shareholders, including annual and interim financial statements;

✓	promoting effective corporate governance; and

✓

safeguarding shareholders’ equity interests through the optimum utilization of the Corporation’s capital resources, including through approving issuances of debt and equity securities and setting an appropriate dividend policy.

Meetings of the Board

The Board meets at least once every quarter, and holds additional meetings as necessary to consider specific items of business. The Board also meets once a year to review the Corporation’s annual business plan and long-term strategy. In 2013, there were four regularly scheduled meetings, five special meetings to review and approve specific strategic initiatives and a Board strategy session. Four quarterly meetings are scheduled for 2014. The agenda for regularly scheduled Board meetings is set by the Chair of the Board (the “Chair”), with input from the CEO and Chief Financial Officer (the “CFO”), before circulation to the full Board.

Meetings of Independent Directors

Private sessions of the independent directors without management and affiliated directors present are held at the end of each Board meeting, chaired by the Chair, who reports back to the CEO on any matters requiring action by management. Private sessions of the Committees without management and affiliated directors present are also held after each Committee meeting, chaired by the respective Committee Chair, who reports back to an appropriate executive on any matters requiring action by management.

Independent Directors

The Board has a policy that at least a majority of its directors are independent in order to ensure that the Board operates independently of management and effectively oversees the conduct of management. The following table describes the independence status of the directors standing for election at the Corporation’s 2014 Annual Meeting of Shareholders (the “meeting”.)

22 / 2014 BROOKFIELD ASSET MANAGEMENT INC.

	Independent	Affiliated	Management	Reason for Affiliated or Management Status
Jeffrey M. Blidner			✓	Mr. Blidner is a Senior Managing Partner of the Corporation

Jack L. Cockwell		✓		Mr. Cockwell is one of the Partners, a director of Partners Limited and currently represents the Corporation on the board of directors of a public company subsidiary

Marcel R. Coutu	✓

J. Bruce Flatt			✓	Mr. Flatt is the CEO of the Corporation

Robert J. Harding		✓		Mr. Harding is a former Chairman of the Corporation and shareholder of Partners Limited; and he represents the Corporation on the board of directors of a public company subsidiary
Maureen	✓
Kempston Darkes

David W. Kerr		✓		Mr. Kerr is one of the Partners and a director of Partners Limited

Lance Liebman	✓

Philip B. Lind	✓

Frank J. McKenna	✓

Youssef A. Nasr	✓

Lord O’Donnell	✓

James A. Pattison	✓

Seek Ngee Huat	✓

Diana L. Taylor	✓

George S. Taylor	✓

The Corporation obtains information from its directors annually to determine their independence. The Board determines which directors are considered to be independent based on the recommendation of the Governance and Nominating Committee of the Board (the “Governance and Nominating Committee”). The Board considers that the 11 directors listed as independent above (approximately 70% of the Board) are independent and are also free of any interest in or current or recent relationship with the Corporation’s largest owner of Class A Shares, directly and indirectly, and sole owner of Class B Shares, Partners Limited, and its shareholders.

Interlocking Directorships

Board interlocks exist when two directors of one company sit on the board of another company. Committee interlocks exist when two directors sit together on another board and are also members of the same board committee.

The Governance and Nominating Committee identifies and evaluates interlocking board and committee memberships among all directors. There are currently no board or committee interlocks among the Corporation’s independent directors. Certain of the Board’s management and affiliated director nominees represent the Corporation’s interests on the boards of certain of its operating affiliates. In this capacity, Messrs. Cockwell and Harding both represent the Corporation on the board of Norbord Inc. No other board interlocks exist. Messrs. Cockwell and Harding do not receive any compensation for their roles as directors of Norbord Inc. An aggregate payment is made annually by Norbord Inc. to the Corporation for services provided by Messrs. Cockwell and Harding.

In February 2014, the Governance and Nominating Committee determined that there were no interlocking board or committee memberships that were expected to adversely affect the ability of interlocking directors to act independently from each other and to act in the Corporation’s best interests.

Affiliate Boards

The Corporation considers that the participation of management and affiliated directors on the boards of its affiliates is an essential part of the Corporation’s role in providing oversight of its investments and does not represent any conflict with their roles as directors of the Corporation.

Through its representatives on the boards of its operating affiliates, the Corporation plays an active role in setting long-term strategic plans, reviewing management succession plans and assessing performance against approved business plans of these affiliates. Through these representatives, the Corporation also safeguards the interests of its shareholders by participating in the decisions of its affiliates regarding the issuance of treasury shares, the payment of dividends and the optimum use of capital resources.

2014 MANAGEMENT INFORMATION CIRCULAR / 23

Director Education

The Corporation provides regular continuing education for directors. Time is set aside at all regularly scheduled Board meetings for presentations on different areas of the Corporation’s businesses, led by executives responsible for or familiar with these operations. This includes at least one presentation each quarter that provides directors with an in-depth analysis of a business unit of the Corporation in order to further educate the directors about Brookfield. In addition, presentations on new developments and trends in corporate governance and director fiduciary duties are provided as appropriate. Directors are encouraged to suggest topics for discussion or special presentations at regularly scheduled Board meetings and the annual Board strategy session. Director dinners, with senior management present, are held before or immediately following most regularly scheduled Board meetings, providing an opportunity for informal discussion and director and management presentations on selected topics of interest.

Site visits by the Board are held periodically to provide an opportunity for directors to learn about the Corporation’s major operations. Site visits are scheduled for November 2014 in Los Angeles and November 2015 in London, two markets in which the Corporation and its affiliates have recently made several significant acquisitions.

Director Orientation

New directors are provided with a comprehensive orientation package which includes information on the Corporation’s corporate governance practices, expectations of directors, board and committee framework and businesses. New directors have private educational sessions with the Chair and the CEO and other members of senior management upon joining the Board.

Board Renewal

The Corporation does not have a mandatory age for the retirement of directors and there are no term limits. In this context, the Governance and Nominating Committee’s view is that the Board should reflect a balance between the experience and learnings that come with longevity of service on the Board and the need for renewal and fresh perspectives. The Governance and Nominating Committee reviews the composition of the Board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew the Board. The Chair of the Governance and Nominating Committee leads the effort to identify and recruit candidates to join the Board in current and future years, with a focus on enhancing the Board’s diversity of perspectives. Assuming all director nominees are elected at the meeting, 10 new directors will have joined the Board over the past 10 years, with four new directors having joined the Board over the past two years (a turnover of 25% of the Board). Our current board tenure profile, reflecting the balance between experience and renewal which our Governance and Nominating Committee seeks, is set out below.

Expectations of Directors

The Board has adopted a charter of expectations for directors (the “Charter of Expectations”), which sets out the Corporation’s expectations for personal and professional competencies, share ownership, meeting attendance, conflicts of interest, changes of circumstance, and resignation events. Directors are expected to bring any potential conflict of interest to the attention of the Board or a Committee Chair in advance, and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair if they become unable to attend at least 75% of the Board’s regularly scheduled meetings, or if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities or experience other changes in personal or professional circumstances that could adversely affect the Corporation or their ability to serve as a director. The Charter of Expectations is reviewed annually and a copy is posted on the Corporation’s website, www.brookfield.com under “The Company/Corporate Governance.”

24 / 2014 BROOKFIELD ASSET MANAGEMENT INC.

Committees of the Board

The four standing Committees of the Board assist in the effective functioning of the Board and help ensure that the views of independent directors are effectively represented:

—	Audit Committee;

—	Governance and Nominating Committee;

—	Management Resources and Compensation Committee; and

—	Risk Management Committee.

The responsibilities of these Committees, respectively, are set out in written Charters, which are reviewed and approved annually by the Board. The Charters of these Committees and the Position Descriptions of each Committee Chair can be found on the Corporation’s website, www.brookfield.com under “The Company/Corporate Governance.” It is the Board’s policy that all members of these Committees, except members of the Risk Management Committee, must be independent directors. The Risk Management Committee must consist of a majority of independent directors. Special committees may be formed from time to time to review particular matters or transactions. While the Board retains overall responsibility for corporate governance matters, each standing Committee has specific responsibilities for certain aspects of corporate governance, in addition to their other responsibilities, as described below.

Audit Committee

The Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting and associated internal controls, and the performance of the Corporation’s external and internal auditors. It is responsible for reviewing certain public disclosure documents before their approval by the full Board and release to the public including, among others, the Corporation’s quarterly and annual financial statements and management’s discussion and analysis. The Audit Committee is also responsible for recommending to the Board the Independent Registered Public Accounting Firm to be nominated for appointment as the external auditor, and for approving the assignment of any non-audit work to be performed by the external auditor. The Audit Committee meets regularly in private session with the Corporation’s external auditors and internal audit function, without management present, to discuss and review specific issues as appropriate. The Audit Committee met six times in 2013.

In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under the Sarbanes-Oxley Act, in that their directors fees must be and are the only compensation they receive, directly or indirectly, from the Corporation. The Audit Committee requires that all its members disclose any form of association with a present or former internal or external auditor of the Corporation, in addition to the current requirement to disclose a professional or employment relationship to the Board for a determination as to whether this association affects the independent status of the director.

At March 25, 2014, the Audit Committee was comprised of the following three directors, George Taylor (Chair), Marcel Coutu, and Diana Taylor, all of whom meet the additional criteria for independence described above. The Board considers that all three members of the Audit Committee are financially literate, and Marcel Coutu and George Taylor are designated financial experts. Mr. Coutu has a Master in Business Administration degree and over 15 years’ experience in investment banking and corporate finance. He is the former President and Chief Executive Officer of Canadian Oil Sands Limited. Ms. Taylor was the 42nd Superintendent of the New York State Banking Department and is currently a Managing Director at Wolfensohn Fund Management, L.P. Mr. Taylor is a Certified Management Accountant and has extensive financial and senior management experience with a public company as an executive of John Labatt Limited from 1977 to 1995. He has served as an audit committee member and audit committee chair for a number of public companies and non-profit organizations during his business career. Messrs. Coutu and Taylor served on the Audit Committee throughout 2013. Ms. Taylor has served as a member of the Audit Committee since May 2013.

For more information about the Audit Committee as required by Part 5 of National Instrument 52-110 – Audit Committees, see the “Audit Committee Information” section on pages 30 to 31 of the Corporation’s 2014 Annual Information Form which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

2014 MANAGEMENT INFORMATION CIRCULAR / 25

Governance and Nominating Committee

It is the responsibility of the Governance and Nominating Committee, in consultation with the Chair, to assess from time to time the size and composition of the Board and its Committees; to review the effectiveness of the Board’s operations and its relations with management; to assess the performance of the Board, its Committees and individual directors; to review the Corporation’s statement of corporate governance practices; and to review and recommend the directors’ compensation. The Governance and Nominating Committee met three times in 2013.

The Governance and Nominating Committee reviews annually the guidelines which apply to the Corporation’s investment and capital markets activities, including the thresholds and other criteria governing when such activities can be approved by management and when Board approval is required.

The Board has in place a formal procedure for evaluating the performance of the Board, its Committees and individual directors — the Governance and Nominating Committee reviews the performance of the Board, its Committees and the contribution of individual directors on an annual basis.

The Governance and Nominating Committee is responsible for reviewing the credentials of proposed nominees for election or appointment to the Board and for recommending candidates for Board membership, including the candidates proposed to be nominated for election to the Board at the annual meeting of shareholders. To do this, the Governance and Nominating Committee maintains an “evergreen” list of candidates to ensure outstanding candidates with needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates are assessed in relation to the criteria established by the Board to ensure that the Board has the appropriate mix of talent, quality, skills, perspectives and other requirements necessary to promote sound governance and Board effectiveness.

The Governance and Nominating Committee reviews, at least once a year, the composition of the Committees to ensure that Committee membership complies with the relevant governance guidelines, that the workload for independent directors is balanced, and that Committee positions are rotated as appropriate. In doing so, the Committee consults with the Chair and makes recommendations to the Board, which appoints Committee members. The Corporation’s CEO does not participate in this process.

At March 25, 2014, the Governance and Nominating Committee was comprised of the following three directors, the Hon. Frank McKenna (Chair), Lance Liebman and Philip Lind, all of whom are independent directors. Mr. McKenna also serves as the Board’s Chair. Messrs. McKenna, Liebman and Lind served on the Governance and Nominating Committee throughout 2013.

Management Resources and Compensation Committee

The Management Resources and Compensation Committee (the “Compensation Committee”) is responsible for reviewing and reporting to the Board on management resource planning, including succession planning and proposed senior management appointments, the job descriptions and annual objectives of senior executives, the form of executive compensation in general and the levels of compensation of the CEO and other senior executives. The Compensation Committee also reviews the performance of senior management against written objectives and reports thereon. The Compensation Committee met two times in 2013.

The Board has adopted a stringent test of independence of all members of the Compensation Committee, which mirrors the independence test in the listing standards of the NYSE set to take effect in 2014. Additionally, the Compensation Committee evaluates the independence of any advisor it retains using the aforementioned NYSE independence test. The Board has adopted a governance policy that not more than one-third of the members of the Compensation Committee be acting chief executive officers of a publicly traded entity.

At March 25, 2014, the Compensation Committee was comprised of the following three directors, Lance Liebman (Chair), Maureen Kempston Darkes and James Pattison, all of whom meet the additional criteria for independence described above. None of the Compensation Committee members is the chief executive officer of a publicly traded entity. Mr. Pattison is the Chief Executive Officer of The Jim Pattison Group, a private company.

Risk Management Committee

The Risk Management Committee is responsible for monitoring the Corporation’s financial and non-financial risk exposures, including market, credit, operational, reputational, fraud, bribery and corruption, strategic, systemic and business risks, and the steps senior management has taken to monitor and control such risk exposures. It reviews annually the guidelines which apply to the Corporation’s treasury and risk management activities and also oversees the Corporation’s overall risk management activities. The Committee regularly reports to the Board on its proceedings and any significant matters that it has addressed. The Risk Management Committee met five times in 2013.

26 / 2014 BROOKFIELD ASSET MANAGEMENT INC.

At March 25, 2014, the Risk Management Committee was comprised of the following three directors, Maureen Kempston Darkes (Chair), David Kerr and Youssef Nasr, all of whom are independent directors except for Mr. Kerr, who is an affiliated director. Ms. Kempston Darkes and Messrs. Kerr and Nasr served on the Risk Management Committee throughout 2013.

Reporting

Each Committee Chair provides a report to the Board; each quarter, in the case of the Audit and Risk Management Committees, and after a quarterly meeting if one has taken place, in the case of the Compensation and Governance and Nominating Committees. Additionally, on an annual basis each Committee provides a report to shareholders highlighting its achievements during the prior year.

Board, Committee and Director Evaluation

The Board believes that a regular and formal process of evaluation improves the performance of the Board as a whole, the Committees and individual directors. Each year, a survey is sent to independent directors inviting comments and suggestions on areas for improving the effectiveness of the Board and the Committees. The results of this survey are reviewed by the Governance and Nominating Committee, which makes recommendations to the Board as required. Each independent director also receives a self-assessment questionnaire. All directors are required to complete a skill-set evaluation which is used by the Governance and Nominating Committee for planning purposes. The Chair holds private interviews with each director annually to discuss the operations of the Board and the Committees and to provide any feedback on the individual director’s contributions. The Chair reports on these interviews to the Governance and Nominating Committee as a basis for recommending to the Board the directors to be nominated for election at the next annual meeting of shareholders.

Board and Management Responsibilities

Separate Chair and CEO

The Corporation formally separates the positions of Chair and CEO; the Chair is the Hon. Frank McKenna and the CEO is Bruce Flatt. The Board has adopted written position descriptions for each of the Chair and CEO, which are summarized below, as well as position descriptions for each Committee Chair. These position descriptions are reviewed annually by the Board and posted on the Corporation’s website, www.brookfield.com under “The Company/Corporate Governance.”

The Chair manages the business of the Board and ensures that the functions identified in the Board’s Charter are being carried out effectively by the Board and the Committees. In addition, the Chair is responsible for: preparing the agenda for each Board meeting in consultation with the CEO and the Chief Financial Officer (the “CFO”); ensuring directors receive the information required to perform their duties; ensuring an appropriate Committee structure and making initial recommendations for Committee appointments; ensuring there is an evaluation system to assess performance of the Board as a whole, the Committees and individual directors; and working with the CEO and senior management of the Corporation in monitoring progress on strategic planning, policy implementation and succession planning. The Chair also presides over all private sessions of the independent directors of the Board and is responsible for ensuring that matters raised during these meetings are reviewed with management and acted upon.

The CEO provides leadership to the Corporation and, subject to approved policies and direction by the Board, manages the business and affairs of the Corporation and oversees the execution of its strategic plan. In addition, the CEO is responsible for the following functions: presenting to the Board for approval an annual strategic plan for the Corporation; presenting to the Board for approval the capital and operating plans to implement approved strategies on an ongoing basis; acting as the primary spokesperson for the Corporation; presenting to the Board for approval an annual assessment of senior management and succession plans; recommending the appointment or termination of any senior executive of the Corporation other than the Chair; and, together with the CFO, ensuring that controls and procedures are in place to ensure the accuracy and integrity of the Corporation’s financial reporting and public disclosures.

Management’s Relationship to the Board

The Corporation’s senior management team reports to and is accountable to the Board. Members of management and other directors attend Committee meetings at the invitation of the Committee Chairs.

The Corporation develops an annual business plan to ensure the compatibility of shareholder, Board and management views on the Corporation’s strategic direction and performance targets, and the effective use of shareholder capital. The Board meets once a year to review the strategic initiatives and annual business plan submitted by senior management. The Board must approve the annual business plan, which provides a mandate for senior management to conduct the affairs of the Corporation within the terms of the plan. Material deviations from the annual business plan are reported to and considered by the Board.

2014 MANAGEMENT INFORMATION CIRCULAR / 27

The information provided by management to directors is critical to Board effectiveness. In addition to the reports presented to the Board and the Committees at meetings, the directors are also kept informed by management on a timely basis of corporate developments and key decisions taken by management in pursuing the Corporation’s strategic plan and the attainment of its objectives. The directors annually evaluate the quality, completeness and timeliness of information provided by management to the Board.

Communication and Disclosure Policies

The Corporation has a disclosure policy (the “Disclosure Policy”) which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. This policy ensures that the Corporation’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. The Disclosure Policy is reviewed annually by the Board and is posted on the Corporation’s website, www.brookfield.com under “The Company/Conduct Guidelines.”

The Corporation keeps its shareholders informed of its progress through a comprehensive annual report, quarterly interim reports and periodic news releases. The Corporation’s website provides summary information on the Corporation and ready access to its published reports, news releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with the Corporation’s shareholders at the annual meeting of shareholders and, in the case of management, the annual investor day, and are available to respond to questions at that time. Shareholders who wish to contact the Chair or other Board members can do so directly or through the Corporate Secretary of the Corporation by phone at 1-866-989-0311 or by email at inquiries@brookfield.com.

The Corporation also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investors and investment analysts and hosts quarterly conference calls and webcasts to discuss the Corporation’s financial results, with a transcript of these calls posted on the Corporation’s website. The Corporation ensures that the media are kept informed of developments on a timely basis and have an opportunity to meet and discuss these developments with the Corporation’s designated spokespersons.

28 / 2014 BROOKFIELD ASSET MANAGEMENT INC.

Report of the Audit Committee

The following is a summary of the Audit Committee’s work during 2013, in accordance with its Charter:

Financial Reporting

✓  Reviewed the annual and interim financial statements, external auditor’s reports, management’s discussion and analysis, supplemental information, financial news releases, officer certifications and all other disclosure documents containing material audited or unaudited financial information

✓  Reviewed the appropriateness of and changes to accounting policies and practices

✓  Reviewed the systems and procedures used in preparing financial statements and reports

✓  Monitored the effectiveness of disclosure controls and procedures and internal controls over financial reporting

✓  Reviewed ongoing correspondence between the Corporation and securities regulators on continuous disclosure

External Auditor

✓  Recommended the firm of chartered accountants to be nominated for appointment as the external auditor by the Corporation’s shareholders

✓  Evaluated the external auditor’s performance

✓  Reviewed and approved proposed external audit engagement and fees for the year

✓  Monitored the independence of the external auditor and received the external auditor’s report on its independence

✓  Reviewed the planned scope of the audit, the areas of special emphasis and the materiality thresholds proposed to be employed

✓  Reviewed and approved non-audit services provided by the external auditor to the Corporation and the disclosure to shareholders of all engagements and associated fees for non-audit services

✓  Monitored the quality and effectiveness of the relationship among the external auditor, management and the Audit Committee

✓  Reviewed reports from the external auditor to management on internal control issues identified in the course of its audit and attestation activities

✓  Required the external auditor to report directly to the Audit Committee

Internal Auditors

✓  Reviewed the quarterly activities and reports of the internal auditors, including completed audits, follow-up plans for outstanding matters raised and other priorities

✓  Reviewed the performance of the internal auditors

✓  Reviewed and approved the internal auditors’ 2013 audit plan

✓  Required the internal auditors to report directly to the Audit Committee

Financial Literacy of Audit Committee Members

✓  Assessed the financial literacy of each Audit Committee member

MANDATE

The Audit Committee oversees Brookfield’s financial reporting and disclosure and compliance with applicable laws and regulations.

The Audit Committee Charter and the Audit Committee Chair’s position description are available at www.brookfield.com under “The Company/Corporate Governance.”

2014 MANAGEMENT INFORMATION CIRCULAR / 29

Other Duties and Responsibilities

✓  Reviewed and approved the Charter of the Audit Committee

✓  Reviewed and approved the Report of the Audit Committee included in the 2013 management information circular

✓  Reviewed the Audit Committee’s annual work program

✓  Monitored the governance and control activities of the Corporation related to the responsibilities of the Audit Committee

✓  Reviewed the appropriateness of senior management’s expenses

✓  Monitored the quality of the Corporation’s finance function and its alignment with the scale and breadth of the Corporation’s business

✓  Reviewed in-depth presentations on key areas of the Corporation’s accounting under International Financial Reporting Standards

✓  Met privately after every meeting, and met privately with the external auditor, the internal auditor and with management after every meeting at which those individuals participated

MEMBERSHIP	George S. Taylor, Chair
Marcel R. Coutu
Diana L. Taylor

FINANCIAL LITERACY	All members are ‘‘financially literate’’ as required by the Canadian Securities Administrators (“CSA”) and Messrs. Coutu and Taylor are designated financial experts.

INDEPENDENCE	All members meet Board approved independence standards which are derived from the CSA corporate governance guidelines.

For more information about the Audit Committee as required by Part 5 of National Instrument 52-110, see the “Audit Committee Information” section on pages 30 to 31 of our 2014 Annual Information Form which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Auditor’s Fees

See pages 19 to 20 of this Circular for a description of the fees that Deloitte received for services for the year ended December 31, 2013.

The Audit Committee met six times in 2013. In addition, the Chair of the Audit Committee met regularly with the external auditor, the internal auditor and management.

This report has been adopted and approved by the Audit Committee:

George S. Taylor, Chair; Marcel R. Coutu; and Diana L. Taylor.

30 / 2014 BROOKFIELD ASSET MANAGEMENT INC.

Report of the Governance and Nominating Committee

The following is a summary of the Governance and Nominating Committee’s work during 2013, in accordance with its Charter:

Composition and Performance of the Board and its Committees

(i) Director Nominations

✓  Reviewed the size and composition of the Board and its Committees

✓  Reviewed the competencies and skills represented on the Board and the skills required of directors and the Board as a whole

✓  Maintained an “evergreen” list of director candidates

✓  Selected three new candidates to stand as director nominees at the 2013 meeting of shareholders

✓  Approved eight Class A Share director nominees and eight Class B Share director nominees for election by the shareholders

(ii) Evaluation of the Board, its Committees and Individual Directors

✓  Reviewed the performance of the Board, the Committees and individual directors

✓  Reviewed the process for evaluating the performance of the Board and the individual directors

✓  Reviewed and approved the current director appointments to the Committees

Director Compensation

✓  Reviewed compensation paid to independent and affiliated directors

✓  Reviewed compensation paid to the Chair of the Board

Disclosure

✓  Reviewed and approved the Corporation’s Statement of Corporate Governance Practices and other corporate governance disclosure for inclusion in the 2013 management information circular

✓  Reviewed and approved the Report of the Governance and Nominating Committee included in the 2013 management information circular

Corporate Governance

✓  Set the Board Work Plan for 2014

✓  Reviewed the Ontario Securities Commission’s gender diversity initiatives

✓  Reviewed material related-party transactions

✓  Approved a U.S. Political Contributions Policy

✓  Determined the executive officers of the Corporation

✓  Reviewed and approved the Corporation’s Investment and Capital Markets Policy

✓  Evaluated the Board and Committee Charters, the Board Position Descriptions and the Charter of Director Expectations

✓  Reviewed and approved the Corporation’s Code of Business Conduct and Ethics, Personal Trading Policy, Disclosure Policy and Say on Pay Policy

MANDATE

The Governance and Nominating Committee oversees Brookfield’s approach to corporate governance.

The Governance and Nominating Committee Charter and the Governance and Nominating Committee Chair’s position description are available at www.brookfield.com under “The Company/Corporate Governance.”

MEMBERSHIP	The Hon. Frank J. McKenna, Chair
Lance Liebman
Philip B. Lind

INDEPENDENCE	All members meet Board approved independence standards which are derived from the CSA corporate governance guidelines.

The Governance and Nominating Committee met three times in 2013.

This report has been adopted and approved by the members of the Governance and Nominating Committee:

the Hon. Frank J. McKenna, Chair; Lance Liebman; and Philip B. Lind.

2014 MANAGEMENT INFORMATION CIRCULAR / 31

Report of the Management Resources and Compensation Committee

The following is a summary of the Compensation Committee’s work during 2013, in accordance with its Charter:

Succession Planning

✓  Reviewed and assessed the Corporation’s management resource planning program

✓  Reviewed and assessed senior executive performance

✓  Assessed senior executive succession candidates

✓  Reviewed the Corporation’s diversity and high-potential executive development initiatives

Executive Compensation Philosophy

✓  Reviewed the Corporation’s compensation philosophy

✓  Reviewed the Corporation’s compensation policies related to alignment of interest between its executives and the shareholders

✓  Assessed the alignment of interests of the members of the Management Committee through equity ownership with the creation of shareholder value over the long term

✓  Assessed the risks associated with the Corporation’s compensation approach, policies and practices

Appointment and Compensation of Senior Management

✓  Reviewed and approved the compensation of senior management

✓  Reviewed the Annual Management Incentive Plan and Long-Term Share Ownership Plans

✓  Reviewed and approved the (i) Annual Management Incentive Plan awards; (ii) Long-Term Share Ownership Plan awards; and (iii) future value of payouts related to share ownership awards made to senior management assuming various performance scenarios

CEO Performance, Evaluation and Compensation

✓  Evaluated the CEO’s performance for 2013

✓  Reviewed and approved the 2013 compensation of the CEO

✓  Reviewed the priorities for the CEO for 2014

Disclosure

✓  Reviewed and approved for recommendation to the Board the 2013 Report on Executive Compensation and the Report of the Compensation Committee to be included in the 2013 management information circular

Other Duties and Responsibilities

✓  Reviewed and approved the Charter of the Compensation Committee

✓  Reviewed and approved the CEO position description

MANDATE

The Management Resources and Compensation Committee (the “Compensation Committee”) oversees Brookfield’s management resources and compensation strategy, plans, policies and practices.

The Compensation Committee Charter and the Compensation Committee Chair’s position description are available at www.brookfield.com under “The Company/Corporate Governance.”

MEMBERSHIP	Lance Liebman, Chair
Maureen Kempston Darkes
James A. Pattison

The Board has restricted the criteria for membership in the Compensation Committee by requiring that not more than one-third of its members are chief executive officers of any publicly traded entity. None of the Committee members is the chief executive officer of a publicly traded entity. Mr. James Pattison is Chief Executive Officer of The Jim Pattison Group, a private company.
INDEPENDENCE	All members meet Board approved independence standards which are derived from the CSA corporate governance guidelines.

The Compensation Committee met twice in 2013.

This report has been adopted and approved by the members of the Compensation Committee:

Lance Liebman, Chair; Maureen Kempston Darkes; and James A. Pattison.

32 / 2014 BROOKFIELD ASSET MANAGEMENT INC.

Report of the Risk Management Committee

The following is a summary of the Risk Management Committee’s work during 2013, in accordance with its Charter:

Risk Management

✓  Reviewed and considered with senior management the Corporation’s risk capacity, risk taking philosophy and approach to determining an appropriate balance between risk and reward

✓  Reviewed with senior management the Corporation’s significant financial and non-financial risk exposures, including market, credit, operational, reputational, fraud, bribery and corruption, strategic, systemic and business risks, and the steps senior management took to monitor and control such risk exposures

✓  Reviewed and evaluated the Corporation’s current exposures to currency, interest rate, market and counterparty risk in relation to its capacity to bear risk, and the management of such risks in compliance with the Corporation’s Treasury and Financial Risk Management Policy

✓  Reviewed and confirmed with management that material non-financial information about the Corporation and its subsidiaries that is required to be disclosed under applicable law and stock exchange rules was disclosed, pursuant to the Corporation’s Disclosure Policy

✓  Reviewed the Corporation’s insurance coverage, deductible levels, reinsurance requirements and various risk sharing protocols

✓  Reviewed with senior management the quality and competence of management appointed to risk management functions

✓  Reviewed, with legal counsel where required, such litigation, claims, tax assessments and other tax-related matters, material inquiries from regulators and governmental agencies or other contingencies which may have a material impact on financial results, the Corporation’s reputation or which may otherwise adversely affect the financial well-being of the Corporation

✓  Reviewed risks of fraud and other risk-related matters referred to the Committee by the Audit Committee of the Corporation, including those identified by the Corporation’s internal auditor

✓  Considered other matters of a risk management nature as directed by the Board

Other Duties and Responsibilities

✓  Reviewed and recommended for approval the Charter of the Risk Management Committee

✓  Reviewed and recommended for approval the Corporation’s Treasury and Financial Risk Management Policy

✓  Reviewed and recommended for approval the Corporation’s Anti-Bribery and Corruption Policy and Program

✓  Reviewed and approved the Corporation’s Tax Risk Management Policy

MANDATE

The Risk Management Committee oversees Brookfield’s corporate risk management activities.

The Risk Management Committee Charter and the Risk Management Committee Chair’s position description are available at www.brookfield.com under “The Company/Corporate Governance.”

MEMBERSHIP	Maureen Kempston Darkes, Chair
David W. Kerr
Youssef A. Nasr

INDEPENDENCE

Two members of the Committee, Ms. Kempston Darkes and Mr. Youssef A. Nasr, meet Board approved independence standards which are derived from the CSA corporate governance guidelines. Mr. David W. Kerr is an affiliated director and is therefore not considered independent.

The Risk Management Committee met five times in 2013.

This report has been adopted and approved by the members of the Risk Management Committee:

Maureen Kempston Darkes, Chair; David W. Kerr; and Youssef A. Nasr.

2014 MANAGEMENT INFORMATION CIRCULAR / 33

PART FOUR – DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

Director Compensation

Compensation Elements

The compensation program of the Board is as follows:

Compensation Elements	Amount		Comments
Board Chair Retainer	$500,000	(a)	The Chair of the Board does not receive any additional annual retainer for serving as the Chair of the Governance and Nominating Committee.

Director Retainer (b)	$150,000

Audit Committee Chair Retainer	$25,000

Compensation and Risk Management Committee Chair Retainers	$15,000

Non-resident of Southern Ontario or New York City Travel Stipend	$7,500		This recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings, and is in addition to reimbursement for travel expenses.

(a)	Currently taken 100% in DSUs.
(b)	For non-Chair and non-management directors.

Named Executive Officers who serve as directors of the Corporation do not receive any compensation in their capacity as directors.

The Governance and Nominating Committee annually reviews the compensation paid to the Corporation’s Chair and non-management directors, taking into account the complexity of the Corporation’s operations, the risks and responsibilities involved in being a director of the Corporation, the requirement to participate in scheduled and special Board meetings, expected participation on Committees of the Board and the compensation paid to directors of comparable companies. In August 2013, the Board, acting upon the recommendation of the Governance and Nominating Committee and with the Chair abstaining, raised the annual retainer paid to the Chair from C$350,000 to C$500,000 in order to recognize the Chair’s contributions to the Corporation’s business and affairs. In February 2014, the Board, acting upon the recommendation of the Governance and Nominating Committee, changed the denomination of all compensation paid to the Corporation’s directors from Canadian dollars to U.S. dollars in order to reflect the increasingly international nature of the Corporation and its Board and align director compensation with the functional currency of the Corporation.

In 2013, the directors, excluding Mr. Flatt and Mr. Blidner, collectively received annual director compensation having a total value of $2,356,603, excluding all other compensation. Directors’ compensation was comprised of cash compensation of $864,457 and Deferred Share Units (“DSUs”) of the Corporation valued at $1,492,147, which represented approximately 39% and 61%, respectively, of total compensation paid to these directors during 2013.

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2013 Director Compensation (a)

The following table sets out compensation received during 2013 by the Corporation’s directors (a):

Name	Board Position	Fees Earned in Cash ($)	Share-Based Awards (DSUs) ($) (b)	All Other Compensation ($) (c)		Compensation Total ($)
Jack L. Cockwell	Group Chair	145,695	—	4,610	(d)	150,305

Marcel R. Coutu		114,735	28,684	7,285	(e)	150,704

J. Trevor Eyton (f)		27,318	6,829	—		34,147

Robert J. Harding		145,695	—	5,029	(d)	150,724

Maureen Kempston Darkes	Risk Management Committee Chair	80,132	80,132	—		160,264

David W. Kerr		109,271	27,318	—		136,589

Lance Liebman	Compensation Committee Chair	80,132	80,132	50,000	(g)	210,264

Philip B. Lind		—	145,695	—		145,695

Frank J. McKenna (h)	Board Chair and Governance and Nominating Committee Chair	—	412,803	—		412,803

Youssef A. Nasr		76,490	76,490	7,285	(e)	160,265

Lord O’Donnell (i)		—	99,241	4,726	(e)	103,967

James A. Pattison		—	152,980	7,285	(e)	160,265

Seek Ngee Huat		—	151,159	7,285	(e)	158,444

Diana L. Taylor		—	145,695	—		145,695

George S. Taylor	Audit Committee Chair	84,989	84,989	—		169,978
Total		864,457	1,492,147	93,505		2,450,108

(a)

Mr. Flatt and Mr. Blidner do not receive any compensation in their capacity as directors of the Corporation or for any other board that they sit on for the Corporation. For Mr. Flatt’s compensation as CEO, see pages 40 to 41 and 55 to 58 of this Circular. For Mr. Blidner’s compensation as Senior Managing Partner, see pages 55 to 58 of this Circular.

(b)	The value of each DSU is equal to the closing price of a Class A Share on the TSX on the grant date of the DSU.
(c)

The figures in this column do not include DSUs awarded in respect of the establishment of Brookfield Property Partners L.P. (“BPY”). On April 15, 2013, the Corporation paid a special dividend of one unit of BPY for every 17.42 Class A Shares of the Corporation held. In recognition of the resultant decrease in the intrinsic value of options issued under the Corporation’s MSOP plans and RSUs issued under the RSU plan, the Board approved a special cash bonus based on the value of the dividend. Participants received this bonus in the form of DSUs based on the five-day volume weighted average price of the Class A Shares for the period ended May 17, 2013. Mr. Cockwell received 43,525 DSUs with a value of $1,660,897 and Mr. Harding received 5,049 DSUs with a value of $192,669. The Corporation has not included these awards on the table on the basis that these awards are compensation in respect of share-based awards made in prior years.

(d)	Messrs. Cockwell and Harding received health benefits under the Corporation’s health plan.
(e)	Includes travel stipend to eligible directors of C$7,500 converted to U.S. dollars at the average exchange rate of C$1.00 = US$0.9713.
(f)	Mr. Eyton served on the Board until May 9, 2013 and received fees for this period of time.
(g)	During 2013, Mr. Liebman received fees of $50,000 as a director of Brookfield Office Properties, Inc. in the form DSUs of Brookfield Office Properties Inc.
(h)

Mr. McKenna received a pro-rated annual retainer of C$350,000 for the first six months of 2013 and a pro-rated annual retainer of C$500,000 for the last six months of 2013. He does not receive any additional compensation for serving as the Governance and Nominating Committee Chair.

(i)	Lord O’Donnell was first elected to the Board on May 9, 2013 and received fees from this period of time.

Directors are also reimbursed for travel and other out-of-pocket expenses incurred to attend Board or Committee meetings. During 2013, the directors, excluding Mr. Flatt and Mr. Blidner, received an aggregate of $122,699 for reimbursement of such expenses.

The following tables sets out information relating to options and other share-based awards granted to directors, excluding Mr. Flatt and Mr. Blidner, whose awards relate to their roles and are disclosed under “Compensation of Named Executive Officers” beginning on page 55 of this Circular.

2014 MANAGEMENT INFORMATION CIRCULAR / 35

Outstanding Option Awards and Share-Based Awards as at December 31, 2013

	Option Awards Vested and Unvested		Restricted Share Unit (RSU) Awards Vested and Unvested		Share-Based Awards Deferred Share Units (DSUs)
Name	Number of Securities Underlying Unexercised Options (#)	Market Value of Unexercised Options ($) (a)	Number of Securities Underlying Outstanding RSUs (#)	Market Value of Outstanding RSUs ($) (a)	Number of Unvested DSUs (#)	Market Value of Unvested DSUs ($)(a)	Number of Vested DSUs (#)	Market Value of Vested DSUs ($)(a)
Jack L. Cockwell	247,500	4,118,196	709,461	17,051,160	—	—	425,195	16,497,585

Marcel R. Coutu	—	—	—	—	—	—	19,345	750,584

J. Trevor Eyton (c)	—	—	—	—	—	—	—	—

Robert J. Harding	—	—	—	—	—	—	390,070	15,134,706

Maureen Kempston Darkes	—	—	—	—	—	—	25,829	1,002,165
David W. Kerr	—	—	—	—	—	—	12,259	475,665

Lance Liebman	—	—	—	—	—	—	23,411	908,357	(b)

Philip B. Lind	—	—	—	—	—	—	70,452	2,733,546

Frank J. McKenna	—	—	—	—	—	—	58,365	2,264,575

Youssef A. Nasr	—	—	—	—	—	—	7,541	292,607

Lord O’Donnell (d)	—	—	—	—	—	—	2,625	101,835

James A. Pattison	—	—	—	—	—	—	39,317	1,525,492

Seek Ngee Huat	—	—	—	—	—	—	4,795	186,029

Diana L. Taylor	—	—	—	—	—	—	6,908	268,042	(e)

George S. Taylor	—	—	—	—	—	—	58,002	2,250,466

(a)

For options and RSUs, the market value is the amount by which the closing price of a Class A Share on the TSX at December 31, 2013 exceeded the exercise price of the options or the issuance price of the RSU award. For DSUs, the market value is the closing price of a Class A Share on the TSX at December 31, 2013. The closing price of a Class A Share on the TSX on December 31, 2013 was $38.80 (C$41.22 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.9414).

(b)	Excludes the market value of vested DSUs of Brookfield Office Properties, Inc. of $563,112.
(c)	Mr. Eyton served on the Board until May 9, 2013.
(d)	Lord O’Donnell joined the Board on May 9, 2013.
(e)	Excludes the market value of vested DSUs of Brookfield Office Properties, Inc. of $690,784.

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Outstanding Option Awards and Restricted Share Units as at December 31, 2013

	Options				Restricted Share Units (RSUs)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (a) ($)	Option Expiration Date	Market Value of Unexercised Options at December 31, 2013 (b) ($)	Number of Restricted Share Units (#)	Issuance Price (a) (b) ($)	Market Value at December 31, 2013 (c) ($)
Jack L. Cockwell	135,000	19.22	February 11, 2015	2,643,731	56,250	8.31	1,715,195

	112,500	25.70	February 14, 2016	1,474,465	383,211	12.58	10,048,503

					270,000	19.22	5,287,462
	247,500			4,118,196	709,461		17,051,160

(a)

The option exercise price and the RSU issuance price are in Canadian dollars and are presented on the table converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2013 of C$1.00 = US$0.9414.

(b)	RSUs are not redeemable until cessation of employment and have no expiration date.
(c)

The market value of the Class A Shares under option and the RSUs is the amount by which the closing price of the Corporation’s Class A Shares on December 31, 2013 exceeded the exercise price of the options or the issuance price of the RSU award. The closing price of a Class A Share on the TSX on December 31, 2013 was $38.80 (C$41.22 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.9414).

Option and Share-Based Awards Vested During 2013 (a) (b)

	Value Vested During 2013 (c)
Name	Options ($)	RSUs ($)	DSUs ($)
Jack L. Cockwell	—	—	1,660,897

Robert J. Harding	—	—	192,669

(a)	The Corporation has no long-term non-equity incentive plan programs for directors.
(b)	See page 58 of this Circular for Mr. Blidner’s and Mr. Flatt’s option and share-based awards vested during 2013.
(c)

All values are calculated using the closing price of a Class A Share on the TSX on the vesting date and converted into U.S. dollars, where applicable, using the average Bloomberg mid-market exchange rate for 2013 of C$1.00 = US$0.9713. Directors are immediately vested in their DSUs but do not receive payment in respect of their DSUs until they cease to be directors.

2014 MANAGEMENT INFORMATION CIRCULAR / 37

Equity Ownership of Directors

Director Share and DSU Ownership Requirements

The Board believes that our directors can better represent the Corporation’s shareholders if they are shareholders themselves. Accordingly, directors are required to hold Class A Shares, DSUs, Restricted Shares or other equity securities of the Corporation with a value (the greater of acquisition cost and current market value) at least three times their annual director’s retainer. This minimum ownership requirement is currently $450,000 for non-management directors and $1,500,000 for the Chair. This minimum ownership requirement must be achieved within five years of a director joining the Board.

All independent directors are required to receive at least 25% of their annual director’s retainer in DSUs (see “Long-Term Share Ownership Plans” on page 46 to 47 of this Circular). Independent directors who have not reached the minimum ownership requirement are required to receive at least 50% of their annual director’s retainer in DSUs. Subject to these requirements, in 2013 all non-management directors had the option of electing to receive their annual retainer in DSUs or cash; beginning with the second quarter of 2014, non-management directors may also elect to receive their annual retainer in Restricted Shares.

As of March 25, 2014, 13 of the 16 proposed nominees for election to the Board have met the ownership requirement. Three of the nominees to the Board, Diana Taylor, Seek Ngee Huat and Lord O’Donnell, have been directors since May 10, 2012, November 9, 2012 and May 9, 2013, respectively, and have begun to acquire DSUs in accordance with the ownership requirement.

Directors who are not members of management may not be awarded options.

Anti-Monetization Policy

All directors (including the CEO) are prohibited from using derivatives or other financial instruments to retain legal ownership of any Class A Shares, DSUs, RSUs, Restricted Shares or other securities of the Corporation but reduce economic exposure to changes in the Corporation’s share price. This allows shareholders to determine a director’s true economic exposure to the Corporation’s equity.

Equity Ownership of Directors

The following table sets out the total number of Class A Shares, pro rata interest in Class A Shares held by Partners Limited and Partners Value Fund and DSUs held by the 16 proposed nominees for election to the Board at the meeting, along with the market value of those holdings as at March 25, 2014 expressed in U.S. dollars. See pages 8 to 15 of this Circular for information on the individual equity ownership of the director nominees.

Holdings As at March 25, 2014	Class A Shares (#)	Pro Rata Interest (#)	DSUs (#)	Total Class A Shares, Pro Rata Interest & DSUs (#)	Market Value of Equity at Risk (a) ($)
Total	19,672,822	23,516,457	2,055,349	45,244,628	1,788,067,717

(a)	Based on the closing price of a Class A Share on the TSX on March 25, 2014 of $39.52 (C$44.13 based on the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.8955).

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PART FIVE – COMPENSATION DISCUSSION AND ANALYSIS

Executive Overview

The Compensation Discussion and Analysis (“CDA”) provides a detailed description of our executive compensation philosophy and programs, the decisions the Compensation Committee has made under these programs as well as the factors they considered in making such decisions.

The Corporation’s operations are organized into five operating platforms in addition to our corporate and asset management activities. These platforms include property, renewable energy, infrastructure, private equity and asset management and other services. The management committee (the “Management Committee”) is comprised of 18 senior executives of the Corporation and its subsidiaries (“Senior Managing Partners”). Certain of the Senior Managing Partners who have responsibility for an overall corporate activity are executive officers of the Corporation (“Executive Officers”). The other Senior Managing Partners are senior executives who have responsibility for a platform or significant business unit or activity.

The Corporation’s compensation philosophy described in the CDA is applicable for all corporate executives, however the focus is on the compensation of our Named Executive Officers for 2013 who were:

Named Executive Officer	Position

J. Bruce Flatt	Senior Managing Partner and CEO

Brian D. Lawson	Senior Managing Partner and CFO

Jeffrey M. Blidner	Senior Managing Partner

George E. Myhal	Senior Managing Partner

Samuel J.B. Pollock	Senior Managing Partner

The Compensation Committee approves the compensation for the Named Executive Officers and the other 13 senior executives of the Corporation who are members of our Management Committee.

The Board has charged the Management Committee with building a global asset management business focused on long-term sustainable growth in cash flows. The following outline the key business accomplishments for 2013:

2013 Business Highlights
— Generated record levels of Net Income and Funds from Operations (“FFO”)

- FFO increased by 149% to $3.4 billion

— Significantly expanded our asset management activities

- Fee bearing capital increased by $19 billion to $79 billion

— Completed the launch of Brookfield Property Partners

- We have now established a flagship listed fund in each of our property, renewable energy and infrastructure businesses

— Invested or committed $12 billion of capital

- Including $8 billion of private fund capital

— Monetized $12 billion of net capital through asset sales

- Returning $9 billion of capital and gains from our private funds

Compensation Governance

The Compensation Committee establishes compensation programs that incorporate leading governance principles. Highlighted below are some of the Corporation’s executive compensation policies and practices that are designed to (i) encourage executives to consider the risks associated with their decisions, (ii) minimize the risk that executives are rewarded in the short term for actions which are detrimental in the long term, and (iii) reinforce the alignment of the interests of management with the long-term interests of shareholders.

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The following table outlines the Corporation’s policies and practices which incorporate leading compensation governance principles:

Policies:

✓	Require senior management to own a significant interest in the Corporation

✓	Require the Management Committee to hold for at least one year, Class A Shares equal to the net proceeds realized on exercise of options

✓	Provide for reimbursement of equity-based compensation in the event of restatements or detrimental conduct

✓	Require long-term incentives to vest over 5 years

Practices:

✓	All of the Named Executive Officers take their annual management incentive award in the form of equity in the Corporation

✓	70% of the value of annual compensation awarded to the Named Executive Officers is in the form of long-term incentive awards

✓	Termination provisions generally require departing executives to forfeit unvested awards

✓	Does not provide defined benefit pension plans for any executives

✓	Does not allow hedging of shares or share-based incentives

Aligning Pay with Performance

More than 70% of the value of compensation awarded to our Named Executive Officers is long-term incentive compensation. The actual value of this compensation, which is earned over time, depends upon the performance of the Corporation’s Class A Shares.

Ratio of Named Executive Officer Compensation to Funds from Operations

The following table illustrates the total compensation awarded to the Named Executive Officers as a percentage of Funds from Operations.

	2013	2012	2011
Aggregate Named Executive Officer Compensation (a)	$18,935,752	$ 16,560,570	$ 14,427,578

As a percentage of Funds from Operations (b)	0.6%	1.2%	1.2%

(a)	Aggregate Named Executive Officer Compensation is defined as the Total Compensation as it appears in the Summary Compensation Table on page 55 of this Circular.
(b)

Funds from operations totalled $3.376 billion, $1.356 billion and $1.211 billion in 2013, 2012 and 2011, respectively (see page 37 of the Corporation’s Annual Report for further information on the non-IFRS measure “Funds From Operations”.)

Compensation Review – Chief Executive Officer

Since his appointment as CEO in 2002, Mr. Flatt has been awarded $31.7 million in total cumulative compensation (average annual compensation award $2.6 million). His aggregate compensation over this period was comprised of:

—	$4.5 million in Base Salary

—	$4.2 million in DSUs and Restricted Shares

—	$22.8 million in Options and Escrowed Shares, based on a Black-Scholes valuation at the time of the award

—	$0.2 million in benefits

As a result of changes in the value of the Corporation’s Class A Shares during this 12-year period, the DSUs, RSUs, Options, Restricted Shares and Escrowed Shares awarded to Mr. Flatt during this 12-year period currently have a value of $84.2 million providing him with total cumulative compensation of $88.9 million over this period for an average annual compensation of $7.4 million. The increase in value of the Corporation’s Class A Shares over this period contributed to $84.2 million which represents 90% of this increase. $40.8 million of the total cumulative compensation can only be redeemed when Mr. Flatt retires. The compounded annual return of the Corporation’s Class A Shares over the 12-year period since Mr. Flatt’s appointment as CEO is approximately 21%.

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The following table sets out the total compensation that Mr. Flatt has received since he was appointed as CEO of the Corporation in 2002. The first column sets out the value of the compensation on the date that it was awarded and the second column sets out the value of the compensation on December 31, 2013, which for equity-based awards takes into account the appreciation of the Corporation’s Class A Shares from the date of the award.

Total Cumulative Chief Executive Officer Compensation Since 2002

	2002 – 2013
	Value at Date of Award (d)	Value at December 31, 2013 (e)
Cash Compensation

Base Salary (a)	$4,527,598	$4,527,598

Cash Incentive Paid	$—	$—
Total Cash Compensation	$4,527,598	$4,527,598

Long-Term Share Ownership Plan Awards

DSUs, RSUs, Option, Escrowed Shares and Restricted Shares (b)	$26,947,796	$84,212,866

Benefits and Perquisites

Other Compensation (c)	$206,736	$206,736

Total Cumulative Compensation	$31,682,130	$88,947,200

Average Annual Compensation	$2,640,177	$7,412,267

(a)	Sum of actual Base Salary paid in each financial year from January 1, 2002 to December 31, 2013 converted from C$ using the average Bloomberg exchange rate for each year.
(b)	These values include all options, DSUs, RSUs, Escrowed Shares and Restricted Shares granted during Mr. Flatt’s tenure as CEO. DSUs and RSUs are not redeemable until retirement.
(c)

Other compensation paid in the financial year includes annual medical examination and RRSP contributions. The value related to each year has been converted from C$ using the average Bloomberg exchange rate for that year.

(d)

The value of the Long-Term Share Ownership Plan awards includes the value of options, RSUs, DSUs, Escrowed Shares and Restricted Shares awarded for the fiscal years 2002 through 2013 inclusive. Options and RSUs are valued using the Black-Scholes value at the time of the award discounted by 25% to reflect the five-year vesting and one-year hold provisions. DSUs and Restricted Shares are valued using the closing price of a Class A Share on the TSX or on the NYSE, as applicable, on the date of the award. The value of the Escrowed Shares considers the stock market price of a Class A Share on the date of the award and potential increase in value. This value is discounted by 25% to reflect the mandatory held until the fifth anniversary of the award. All values have been converted from C$ at the average Bloomberg exchange rate for the year for which they were awarded.

(e)

The value of the Long-Term Share Ownership Plan awards includes the value of options, RSUs, DSUs and Restricted Shares held on December 31, 2013 and the in-the-money value of options awarded for fiscal years 2002 through 2013 which have been exercised to date on the date of exercise. The in-the-money value of the options, RSUs and the value of the DSUs and Restricted Shares are calculated using the closing price of a Class A Share on the TSX on December 31, 2013 (C$41.22) and on the NYSE on December 31, 2013 ($38.83). The in-the-money value of the Escrowed Shares is calculated as the value of the Class A Shares held by the Escrowed Company less the net liabilities and preferred shares obligations of the Escrowed Company. The in-the-money value of the options exercised was calculated on the date exercised using the amount by which the value of the Corporation’s Class A Shares exceeded the exercise price of the options. All values have been converted from C$ using the Bloomberg mid-market exchange rate on December 31, 2013 of C$1.00 = US$0.9414.

Chief Executive Officer Ownership Interests in the Corporation

Consistent with the Corporation’s philosophy of aligning the interests of management and shareholders and fostering an entrepreneurial environment that encourages a focus on long-term value creation, Mr. Flatt has, over his almost 25 years with the Corporation, accumulated a number of ownership interests in the Corporation in the form of DSUs, options, RSUs, Restricted Shares and Escrowed Shares. In addition, and separate from any compensation arrangements, but relevant to the extent it aligns Mr. Flatt’s interests with shareholders, Mr. Flatt owns a number of Class A Shares of the Corporation. These ownership interests are held both directly, as shown on page 14 of this Circular, and through pro rata interests in Class A Shares largely owned through Partners Limited and Partners Value Fund Inc. (See “Principal Holders of Voting Shares” on page 4 of this Circular.)

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Compensation Philosophy

Our compensation programs are designed to encourage management to:

—  consider the risks related to their decisions and actions

—  make decisions and take actions that will create long-term sustainable growth

—  improve long-term shareholder value

The goal is to align management’s interests with those of the Corporation’s shareholders. This is achieved by basing the most significant portion of management’s rewards and therefore the opportunity for personal wealth creation on the value of the Corporation’s shares.

Our compensation arrangements are designed to:

Current and former senior executives and directors of the Corporation and its affiliates currently hold direct, indirect and economic interests in approximately 135.2 million Class A Shares and share equivalents of the Corporation, representing an approximate 20% of the outstanding shares.

The Corporation’s compensation arrangements align management’s interests with those of the Corporation’s shareholders.

✓

attract and retain highly qualified and motivated executives who have confidence in, and are committed to, the Corporation’s overall business strategy and who are able and willing to create value over the longer term

✓	encourage long-term decision making with a focus on capital preservation and risk adjusted returns

✓	foster an environment of teamwork and co-operation

✓	reward consistent performance over the longer term

✓	be transparent to the employees and shareholders of the Corporation

While these are the objectives for compensation arrangements for all executives, the actual arrangements may differ between executives with broader corporate responsibilities and those who operate within specific business units, such as the dedicated fund management groups. The principles of rewarding risk management and value creation over the long term, however, remain consistent across each of our businesses. For example, executives in dedicated fund management groups may have compensation arrangements that are more directly linked to the long-term performance of the fund being managed. However, the payments made under such plans are directly related to the value created for the investors which will, in turn, benefit the Corporation and generally do not happen until there is certainty of the performance. Unless specifically noted otherwise, the remainder of the discussion in this report focuses on the Named Executive Officers but also pertains to executives of the Corporation who have corporate responsibilities.

In order to achieve the objectives set out above, executives receive a substantial portion of their compensation in awards under the Long-Term Share Ownership Plans described on pages 46 to 47 of this Circular which:

✓	reinforces the focus on long-term value creation

✓	aligns the interests of executives with other shareholders of the Corporation

✓	encourages management to follow a rigorous forward-looking risk assessment process when making business decisions

The emphasis on equity compensation which has long-term vesting and retention requirements ensures that our executives make decisions and take risks knowing that they will remain shareholders of the Corporation until the full impact of their decisions are realized.

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Elements of Compensation

During the past five years, total compensation for the most senior executives has been comprised of approximately 17% base salary, 17% Annual Management Incentive Plan awards and 66% Long-Term Share Ownership Plan awards.

All of our Named Executive Officers have elected to receive their entire annual management incentive awards in the form of DSUs or Restricted Shares of the Corporation.

Total compensation for executives with corporate responsibilities is comprised of three elements: Base Salary, Annual Management Incentive Plan awards and participation in the Corporation’s Long-Term Share Ownership Plans. Total annual compensation awarded to the Named Executive Officers and other senior executives, generally does not change significantly from year to year. However, from time to time, the Compensation Committee grants special awards to executives who have taken on additional responsibilities and/or as a way to periodically recognize executives who have consistently performed at an exceptional level. These special awards are typically made in the form of participation in a Long-Term Share Ownership Plan. These special awards assist the Corporation in retaining key employees who have the potential to add value to the Corporation over the longer term.

Total compensation for executives who are at earlier stages in their careers also includes awards pursuant to the Corporation’s Long-Term Share Ownership  Plans but a larger  percentage  of their total compensation is in the form of base salary and cash bonus awards in recognition of their personal needs and to be competitive within the financial services industry. Furthermore, changes in total compensation from year to year may vary more for these executives as they take on increasing responsibility.

As executives progress within the Corporation, they have the opportunity to receive their annual management incentive award in DSUs under the Corporation’s Deferred Share Unit Plan or Restricted Shares under the Corporation’s Restricted Stock Plan. This enables executives to increase their ownership interest in the Corporation.

Named Executive Officer Compensation Mix (a)

The pay mix for the Named Executive Officers is set out in the chart below.

	Base Salary	Cash Incentive	DSUs / Restricted Shares	Long-Term Share Ownership	Percentage of Compensation at Risk
2013

Chief Executive Officer	9%	0%	9%	82%	91%

Other Named Executive Officers	14%	0%	14%	72%	86%
Five Years (2008 – 2012)

Chief Executive Officer	12%	0%	12%	76%	88%

Other Named Executive Officers	17%	0%	17%	66%	83%

(a)	All percentages shown are based on Canadian dollar values.

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Overview of Compensation

Element	Purpose		How Determined
Base Salary	• • •

Delivers the only form of fixed compensation

CEO Base Salary is similar to other members of the Management Committee, subject to cost of different employment locations

Not intended to be the most significant component of an executive’s compensation

• • •

Base Salaries for the most senior executives are low relative to the financial services industry, which reflects the Corporation’s preference to compensate employees to a significant degree through Long-Term Share Ownership Plan awards

Base Salaries for the most senior executives are reviewed every few years

Base Salaries for all other executives are reviewed annually to reflect the relative experience and contribution of each executive

Annual Management Incentive Maximum target annual incentive is 100% of salary (There is a detailed description of the plan on page 45 and 2013 awards are described on page 50)	• • • •

Motivate and reward participants for achieving annual business objectives and for making decisions and taking actions consistent with the Corporation’s long-term focus

Foster a team-based approach to meeting long-term objectives

Not intended to be the most significant component of an executive’s compensation

Executives may elect to take in the form of DSUs or Restricted Shares

• •

Annual incentive awards are discretionary, based on individual, team and corporate performance

Awards are based on performance but are not formulaic or based solely on specific operational or individual annual performance targets

Long-Term Share Ownership Awards	• • • • • •

Align the executive’s interests with those of the Corporation’s shareholders

Foster a team-based approach to meeting long-term objectives

Enable participants to create personal wealth through increase in the value of the Corporation’s shares

Achieve a commonality of interest between shareholders and management

Motivate executives to improve the Corporation’s long-term financial success

Intended to be the most significant component of an executive’s compensation

•

The Corporation operates four Long-Term Share Ownership Plans and executives receive their long-term incentive award in one of the following Plans:

    1.  Management Option Plans (“MSOP”)

    2.  Deferred Share Unit Plans

    3.  Restricted Stock Plans

         -   Restricted Stock Plan

         -   Escrowed Stock Plan

    4.  Restricted Share Unit Plan

         (not awarded since 2005)

Annual participation in each plan is dependent on the business unit and the level of the executive

Named Executive Officers receive their Long-Term Incentive Award in the form of Escrowed Shares

(There is a detailed description of each of the plans, including 2013 awards, on pages 46 to 47)			• •
Group Benefits
Health Insurance	•	Provide health and dental benefits and life and disability insurance coverage	•	All employees, including the Named Executive Officers, participate in health, dental and insurance plans which vary by local market
Retirement Savings Plan	•	Provide tax deferred retirement savings	• •

All employees, including the Named Executive Officers, and other members of the Management Committee, are eligible to receive an annual contribution to a registered retirement savings plan equivalent to a nominal percentage of Base Salary based on local market practice. The percentage is the same for all executives

There are no defined benefit pension plans in place for the Named Executive Officers or any other executive

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Incentive Plan Overview

Annual Management Incentive Awards

The Corporation believes that, given its focus on the long term when making decisions, the impact of which is difficult to assess in the short term, a heavy emphasis on annual incentives and a formulaic calculation of awards based on the achievement of annual operational or individual performance targets may not appropriately reflect decisions that are fully aligned with the long term strategy of the Corporation.

The Compensation Committee believes that its ability to exercise discretion and judgment is critical to ensuring that annual incentives reflect the assessment of risk in the decisions and actions taken by management and consider unexpected circumstances or events that have occurred during the year. Accordingly, for members of the Management Committee, including the Named Executive Officers, the Compensation Committee starts with a review of the team’s collective performance in meeting the broader business plan objectives. These objectives include both short-term operational goals and objectives related to the implementation of the long-term business strategy. Given the emphasis on long-term value creation, it is not unusual for some of the objectives set at the beginning of the year to change during the year. Each year, the Compensation Committee reviews:

—	the accomplishments during the year

—	why certain objectives were not met or certain actions were not undertaken

—	additional initiatives undertaken by management, which were not contemplated in the initial objectives.

Accordingly, annual incentive awards are determined based on the Compensation Committee’s:

—

assessment of management’s decisions and actions and how those decisions and actions align with the Corporation’s long-term strategy of value creation and how management considered the risks associated with such decisions

—	determination of whether any objectives were not met because management made decisions in the best long-term interests of the Corporation or due to factors outside of management’s control.

In addition, given the Corporation’s view that a team-based approach is fundamental to meeting its long-term objectives, the awards for the CEO and the other Named Executive Officers tend to be similar in amount and typically do not fluctuate significantly from year to year.

For less experienced executives, the incentive award is based more on the performance of the individual executive as measured by the achievement of specific objectives and less on collective performance.

Long-Term Share Ownership Awards

The Corporation’s long-term share ownership plans are intended to:

—	Encourage share ownership

—	Increase executives’ interest in the success of the Corporation

—	Encourage executives to remain with the Corporation as a result of the delayed vesting of awards

—	Attract new members of management by remaining competitive in terms of total compensation arrangements

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The Corporation has four types of Long-Term Share Ownership Plans. Awards are made under the following plans:

Award	Key Terms	Basis for Award
Option Plan
2009 and 2012 Management Share Option Plans (“MSOP”) (a)

Options to purchase Class A Shares (“options”) which are settled in cash or Class A Shares

Administered by the Board and described in detail under “Security-Based Compensation Arrangements” on pages 58 to 61 of this Circular

•  10 year term

•  Each award vests 20% per year over five years in arrears

•  No entitlement to dividends

•  Exercise price based on:

(i)    the closing price of a Class A Share on the last trading day prior to the award or

(ii)    the volume weighted average price of a Class A Share for the five business days following the end of the blackout period, if the award is made during a blackout period

•  Generally granted in the first quarter of each year as part of the annual compensation review:

•  Number of options is determined based on executive’s level of responsibility and performance

•  Consideration is given to the number and value of previous option awards

•  Also granted:

•  From time to time as special awards to executives who have demonstrated an ability to take on additional responsibility or who have consistently performed at a high level

•  In certain circumstances, to executives commencing employment with the Corporation

•  The CEO recommends all awards to the Compensation Committee

•  The Compensation Committee recommends the award for the CEO

•  The Board, at recommendation of Compensation Committee, approves all awards

  2013 Awards

In 2013, the Corporation granted a total of 3.6 million options under the MSOP, representing approximately 0.5% of the Corporation’s Class A Shares on a fully diluted basis, and 6.4 million options with an aggregate in-the-money value of $141.7 million were exercised or were exchanged for Restricted Shares. The emphasis on alignment with shareholders is demonstrated by the length of time options are held by executives. The options exercised during 2013 by the Named Executive Officers were outstanding for over eight years on average.

The Deferred Share Unit Plan (“DSUP”)
Deferred Share Units

Settled by a cash payment equal to the value of the Corporation’s Class A Shares

•  Vesting period over five years in arrears

•  DSUs awarded in lieu of a cash incentive vest immediately

•  Only redeemed for cash upon cessation of employment through retirement, resignation, termination or death

•  Dividends are received in the form of additional DSUs

•  Annual management incentive taken in the form of DSUs at the executive’s election

•  A mandatory deferral of a cash bonus in certain businesses

•  Special awards are also granted to executives who have demonstrated an ability to take on additional responsibility or who have consistently performed at a high level

  2013 Awards

In 2013, the Corporation awarded a total of 94,000 DSUs in lieu of cash bonuses. On April 15, 2013, when the Corporation established Brookfield Property Partners L.P. (“BPY”), it paid a special dividend of one BPY unit for every 17.42 Class A Shares held. In recognition of the resultant decrease in the intrinsic value of options to purchase Class A Shares issued under the Corporation’s MSOP plans and Restricted Share Unit Plan in respect of compensation awarded in prior years, the Board approved a special payment for each option held by current employees and directors vesting over the period ending December 31, 2015. Senior executives who had previously participated, at their election, in the DSU plan received this bonus in the form of additional DSUs based on the five-day volume weighted average price of a Class A Share for the period ended May 17, 2013. The total value of the special payment awarded in DSUs was $48.9 million. In respect of the BPY dividend, the Corporation awarded a total of 1.5 million DSUs.

(a)

In certain jurisdictions outside of North America, options are awarded under the Global Management Option Plan (“GMOP”). The terms and conditions of this plan are identical to the MSOP with the exception that these options are settled by a cash payment equal to the increase in the value of the Corporation’s Class A Shares. In 2013, the Corporation granted a total of approximately 700,000 options under the GMOP and no options were exercised in 2013.

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Award	Key Terms	Basis for Award
Restricted Stock Plans
Restricted Stock
Class A Shares purchased on the open market subject to certain restrictions

•  Vesting period over five years

•  Restricted Shares awarded in lieu of an annual management incentive vest immediately

•  Vested and unvested Restricted Shares must be held until the vesting date (or in certain jurisdictions until the fifth anniversary of the award date)

•  Dividends are received in the form of additional Restricted Shares or cash

• Same as under the DSUP
2013 Awards In 2013, the Corporation granted a total of 1.8 million Restricted Shares.
Escrowed Stock Plan

Non-Voting common shares (“Escrowed Shares”) of one or more private companies (each an Escrowed Company). Each Escrowed Company is capitalized with common shares and preferred shares issued to the Corporation for cash proceeds. Each Escrowed Company uses its cash resources to directly or indirectly purchase Class A Shares of the Corporation on the open market. Dividends paid to each Escrowed Company on the Class A Shares acquired by the Escrowed Company will be used to pay dividends on the preferred shares which are held by the Corporation.

•  Typically vest 20% each year commencing on the first anniversary of the date of the award

•  Must be held until the fifth anniversary of the award date

•  Right to exchange Escrowed Shares for Class A Shares issued from treasury, or for a cash payment at Corporation’s election in certain situations, between 5 – 10 years from the award date for Canadian participants

•  The Class A Shares acquired by an Escrowed Company will not be voted

•  Shares are purchased in the open market thereby limiting dilution for shareholders

•  Awarded only to certain members of the Management Committee

•  The Compensation Committee, at the recommendation of the CEO, approves all awards

•  The Compensation Committee recommends the award to the Board

•  The Board approves all awards at the recommendation of the Compensation Committee

2013 Awards In 2013, the Corporation granted a total of 2.35 million Escrowed Shares.
The Restricted Share Unit Plan
Restricted Share Unit
RSUs with a value equal to the increase in market value of a Class A Share	• Vesting period over five years in arrears • Only redeemed for cash upon retirement, resignation, termination or death	• No awards made since 2005

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Termination and Change of Control Provisions

As a general practice, the Corporation does not provide contractual termination or post-termination payments or change of control arrangements to employees. Specifically, the Corporation has not entered into contractual termination, post-termination or change of control arrangements, employment contracts or golden parachutes with any of its Named Executive Officers.

The following table provides a summary of the termination provisions in the Corporation’s Long-Term Share Ownership Plans. No incremental entitlements are triggered by termination, resignation, retirement or a change in control. Any exceptions to these provisions are approved on an individual basis at the time of cessation of employment. Exceptions are approved by the Chair of the Compensation Committee or the Board, depending on the circumstances.

Long-Term Share Ownership Plan Termination Provisions (a)

Termination Event	DSUs / RSUs	Options	Restricted Shares / Escrowed Shares
Retirement (as determined at the discretion of the Board)	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Vesting ceases on retirement. Vested options are exercisable until their expiration date. Unvested options are cancelled.	Vested shares remain subject to the hold restrictions until the period ends. Unvested shares are forfeited.

Termination Without Cause	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon the date of termination, unvested options are immediately cancelled and vested options continue to be exercisable for 60 days (b) from the termination date after which unexercised options are cancelled immediately.	Vested shares are redeemable on the day employment terminates. Unvested shares are forfeited.

Termination With Cause	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon date of termination, all vested and unvested options are cancelled.	Vested and unvested shares are forfeited.

Resignation	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon date of termination, all vested and unvested options are cancelled.	Vested shares are redeemable on the day employment terminates. Unvested shares are forfeited.

Death	Vested units are redeemable on the date of death. Unvested units are forfeited.	Options continue to vest and are exercisable for six months following date of death (b) after which all unexercised options are cancelled immediately. In certain jurisdictions vested options are deemed to be exercised immediately prior to the date of death and all unexercised options are cancelled.	Vested shares are redeemable on the day employment terminates. Unvested shares are forfeited.

(a)	These tables represent a summary of termination provisions in the Long-Term Share Ownership Plans provided by the Corporation and should not be construed as the complete terms.
(b)	Up to but not beyond the expiry date of options.

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Incentive and Equity-Based Compensation Policies and Guidelines

The Corporation has established a number of policies and guidelines in order to reinforce the importance of equity ownership over the long term. Details of these policies and guidelines follow.

Share Ownership Guidelines

The 18 members of the Management Committee, which includes the Named Executive Officers, are required to hold Class A Shares or DSUs with a value equal to five times Base Salary, based on the market value of the Class A Shares and DSUs held, and which will be attained within five years of being designated as a member of the Management Committee. Each of the Named Executive Officers currently holds an investment in Class A Shares in excess of $100 million and accordingly meets the share ownership targets.

Option Exercise Hold Periods During and Post-Employment

In order to minimize any possibility of executives opportunistically exercising options and selling the securities received at an inappropriate time, and to require share ownership post-employment, members of the Management Committee are required to continue to hold, for at least one year, Class A Shares equal to any net after-tax cash proceeds realized from the exercise of option grants.

Reimbursement of Incentive and Equity-Based Compensation (Clawback)

All members of the Management Committee are required to pay to the Corporation an amount equal to some or all of any incentive or equity-based compensation and the profits realized from the sale of securities of the Corporation upon the occurrence of certain events. The amount, if any, will be determined by the Compensation Committee which will recommend appropriate action to the Board and will take appropriate steps to ensure that amount is recovered. In the case of a significant restatement of financial results, the CEO and the CFO may be required to make such a payment. In order to protect the Corporation’s reputation and competitive ability, members of the Management Committee may be required to make such a payment if they engage in conduct that is materially detrimental to the Corporation after the cessation of their employment with the Corporation. Detrimental conduct includes participating in transactions involving the Corporation and its clients which were underway or contemplated at the time of termination, soliciting clients or employees, disclosing confidential information or making inappropriate or defamatory comments about the Corporation or its clients. This policy relates to any compensation or benefits received within two years before the event giving rise to the claim and includes both monetary payments and shares received from the exercise of options or the redemption of RSUs and DSUs, Escrowed Shares and Restricted Shares.

Hedging of Economic Risks for Personal Equity Ownership

All executives and directors are prohibited from entering into transactions that have the effect of hedging the economic value of any direct or indirect interests by the executive or director in Class A Shares, including their participation in Long-Term Share Ownership Plans, unless such transactions are executed and disclosed in full compliance with all applicable regulations and have been previously approved by the CFO and CEO and, if appropriate, the Compensation Committee. To date, no executive or director has hedged the economic value of their direct or indirect interests.

2013 Compensation Decisions

The Board has charged Mr. Flatt and his management team to build a global asset management business. Mr. Flatt’s personal performance, as well as the performance of the Management Committee, is reviewed each year by the Board and the Compensation Committee in relation to operational results, the achievement of other objectives set out at the beginning of the year related to the implementation of the long-term business strategy and other accomplishments.

Each year, the CEO presents an annual business plan to the Board. The plan incorporates both short-term and long-term growth objectives. This annual business plan sets out the strategic direction of the Corporation, together with specific operational targets and objectives related to the implementation of the Corporation’s long-term business strategy. The targets and objectives are aggressive and, given the opportunistic and entrepreneurial nature of the organization, provide the Board with examples of various transactions and initiatives that management believes will create shareholder value over the long term.

Mr. Flatt’s personal performance, as well as the performance of the Corporation’s Management Committee, is reviewed each year and compared with the Corporation’s operational results and the achievement of the strategic objectives set out at the beginning of the year. The determination of incentive and long-term ownership awards is not formulaic but instead is entirely based on the Board’s assessment of the specific actions taken during the year by the team to implement the Corporation’s strategic plans and any amendments to the plans, all in the context of long-term value creation, and other actions taken in response to unforeseen developments during the year.

2014 MANAGEMENT INFORMATION CIRCULAR / 49

Information Reviewed by the Compensation Committee

In February 2014, the Compensation Committee received the annual report detailing the compensation arrangements for each member of the Management Committee, including the Named Executive Officers. The report, which was prepared by the CEO, summarized the total 2013 compensation, including proposed incentive and Long-Term Share Ownership Plan awards as well as the proposed 2014 Base Salaries. The report also presented a wealth accumulation analysis, including the “in-the-money” value of vested and unvested Long-Term Share Ownership Plan awards previously granted and the Options exercised during the year for each member of the Management Committee, including the Named Executive Officers.

The report included an analysis of the expected value of 2013 compensation awards to Named Executive Officers that would be paid under various performance results. The Compensation Committee determined that the resulting compensation was reasonable and appropriate based on performance of the Corporation’s Class A Shares over a 10-year period.

The extent of equity ownership by all executives is an important consideration for both management and the Compensation Committee. It demonstrates the extent to which executives will benefit from, and will be motivated to achieve, the long-term enhancement of shareholder value. Accordingly, the report also contained an analysis of equity ownership by senior executives including Class A Shares held directly and indirectly as well as through Long-Term Share Ownership Plans, along with a summary of the tenure with the organization of each member of the Management Committee. The Compensation Committee determined that the level of equity ownership of members of the Management Committee creates an alignment of interests to enhance shareholder value over the longer term.

In addition, the report contained a summary of regular and special option awards to all executives as recommended by the Management Committee. The Compensation Committee has determined that these arrangements are reasonable and appropriate.

2013 Performance

The Compensation Committee considered the significant achievements by the Corporation in 2013 as outlined on page 39 of this Circular.

2013 Incentive Awards

In light of these achievements and the Compensation Committee’s determination that management had advanced the long-term business strategy in a manner consistent with the creation of shareholders value over the longer term, the Compensation Committee recommended that all Named Executive Officers receive their target annual incentive award. Each Named Executive Officer elected to receive 100% of their annual incentive award in DSUs or Restricted Shares.

The annual and long-term incentive awards for 2013 were as follows:

Named Executive Officer	Annual Incentive	Form of Annual Incentive	Annual Escrowed Share Value
J. Bruce Flatt	$500,000	DSUs	$4,495,000

Brian D. Lawson	$485,650	RSs	$2,247,500

Jeffrey M. Blidner	$485,650	RSs	$2,247,500

George E. Myhal	$485,650	DSUs	$1,348,500

Samuel J.B. Pollock	$485,650	DSUs	$3,596,000

The Committee considered these awards to be aligned with the compensation approach of rewarding long-term value creation and consistent with the Corporation’s compensation philosophy of providing a significant portion of executive compensation in the form of long-term equity-based awards.

The Named Executive Officers also received an annual contribution to a retirement savings plan based on a percentage of Base Salary, which for 2013 was 4.5% of Base Salary. The Named Executive Officers’ participation in this retirement savings plan is on the same basis as all other employees of the Corporation, and they do not have any entitlement to future pension benefits or other post-employment benefits from the Corporation. As a result, the Corporation has no post-employment obligation to provide pension, medical or other employee benefits to the Named Executive Officers.

Details of the components of the compensation paid to Mr. Flatt and the other Named Executive Officers for 2011, 2012 and 2013 are set out in the Summary Compensation Table on page 55 of this Circular.

50 / 2014 BROOKFIELD ASSET MANAGEMENT INC.

Compensation Committee Governance

Compensation Committee Members and Expertise

Lance Liebman (Chair), Maureen Kempston Darkes and James Pattison were appointed to the Compensation Committee on April 30, 2008, and have served on this Committee since that time. Mr. Pattison is currently the only active chief executive officer on the Compensation Committee. Each of the three members of the Compensation Committee is independent and has experience in private-sector compensation; one by way of her experience as a former chief executive officer, one as a current chief executive officer and entrepreneur who owns a sizeable business and all three through their experience sitting on compensation committees of other public companies. Ms. Kempston Darkes is also the Chair of the Corporation’s Risk Management Committee. The Board believes that the Compensation Committee collectively has the knowledge, skills, experience and background required to fulfill its mandate.

Compensation Committee Mandate

The Compensation Committee has a specific written mandate to review and approve compensation for senior management. This includes an annual evaluation of the performance of the Named Executive Officers and other members of the Management Committee. The Compensation Committee makes recommendations to the Board with respect to the compensation of the Named Executive Officers and the Board gives final approval on compensation matters.

The Compensation Committee meets as required, and at least annually, to monitor and review management compensation policies, management succession planning and the overall composition and quality of the Corporation’s management resources. The Compensation Committee met two times during 2013 and has met once to date in 2014. None of the recommendations of the Compensation Committee have been rejected or modified by the Board during 2013 or 2014 to date.

Benchmarking Executive Compensation and Compensation Peer Group

The Compensation Committee believes that, while salary and the short-term incentives are elements of compensation that can be benchmarked, long-term incentives and the many different structures used by organizations make it more difficult to benchmark long-term incentive awards, which are a significant focus of the Corporation’s incentive programs. The Compensation Committee has therefore not defined a peer group or benchmarked Named Executive Officer compensation against a peer group. The Compensation Committee believes that the Corporation’s current compensation policies have assisted in attracting and retaining top talent and encouraging executives to assess the risks related to their decisions and actions, and minimizing the ability of executives to benefit from taking risks that increase the performance in the short term at the expense of long-term value. The Compensation Committee also believes that the Corporation’s current compensation policies meet the Corporation’s other objectives as described under the heading “Compensation Philosophy.”

Independent Compensation Advisors

The Compensation Committee has the authority to retain independent compensation advisors, but did not do so in 2013. If the Compensation Committee engages outside compensation advisors in the future, it will take appropriate steps to ensure they are independent from, and provide no other services to the Corporation or its management.

Succession Planning

Each year the Compensation Committee determines whether there are suitable candidates for CEO and other Named Executive Officers. Specifically, the Committee is provided with a list of potential CEO and other Named Executive Officer candidates and reviews the performance, skills, current responsibilities and plans for their continued development. In addition, the Compensation Committee spends time each year with management reviewing the performance and development of junior executives. The Compensation Committee believes that this review is important for succession planning purposes and for the compensation awarding process. The Corporation has a long history of developing executives from within rather than hiring externally and the awarding of long-term incentives is an important component of rewarding and retaining these executives.

Compensation Related Risk

Annually, the Compensation Committee reviews the Corporation’s compensation approach, policies and practices as well as the Corporation’s incentive plans at the corporate level and within the business units.

The Compensation Committee also reviews the terms and conditions of the Long-Term Share Ownership Plans, as well as any proposed amendments, and considers the appropriateness and effectiveness of the plans in the context of current compensation practices, regulatory changes and the Corporation’s objectives. The Compensation Committee reviews financial arrangements entered into by the Corporation to hedge the impact on the Corporation of future increases in the market price of its Class A Shares against the liability incurred under the Corporation’s DSUP and Restricted Share Unit Plan. The Committee has determined that the plans are appropriate and effective.

2014 MANAGEMENT INFORMATION CIRCULAR / 51

The Compensation Committee reviewed the Corporation’s compensation policies and practices, including the design of the Corporation’s incentive plans to ensure that they:

—	encourage executives to consider the risks associated with their decisions and actions

—	do not result in the probability that excessive payouts will be made before the outcome of risks are known

This review considered separately businesses that deploy capital (e.g. private fund business) and businesses that do not deploy capital (e.g. fee for service business) since the compensation risks associated with these businesses are different.

The Compensation Committee reported the results of its review to the Board on February 13, 2014. The Compensation Committee did not identify any risks which are reasonably likely to have a material adverse effect on the Corporation. It was concluded that the Corporation’s compensation approach, policies and practices for its executives at the corporate level and within its business units appropriately:

—	encourage management to consider the risks associated with their decisions

—	minimize management’s ability to benefit from taking risks that increase performance in the short term at the expense of long-term value creation

—	hold management accountable for their decisions both during employment with and post-departure from the Corporation

—	provide discretion to the Compensation Committee, where appropriate, to prevent unintended consequences which either unduly benefit or penalize management

In reaching their conclusion the Compensation Committee considered the following:

✓	the incentive arrangements for businesses that deploy capital and those that do not have different designs

✓	the emphasis on long-term compensation for executives in businesses that allocate capital including five-year vesting periods and the forfeiture terms related to departure

✓	the direct link between the payout to the executive and the performance of the businesses

✓	the timing of payouts to the Named Executive Officers are delayed until their business performance is substantially realized and risk outcomes are determined

The Compensation Committee also reported that the compensation arrangements for the Named Executive Officers are consistent with the objectives of the Corporation’s compensation program as outlined under Compensation Philosophy on page 42 of this Circular, support the creation of shareholder value over the longer term, as well as the attraction and retention of executives who make decisions with a long-term view and encourage an assessment of risk related to the decisions made and actions taken. The following practices related to the compensation of the Management Committee support this conclusion:

✓	the highest percentage of total annual compensation is granted as annual awards of long-term share ownership participation which vest over five years with overlapping vesting periods

✓	the significant level of equity ownership by management

✓

the significant level of reinvestment of annual incentives into Restricted Shares of the Corporation which must be held for five years or DSUs which are not redeemable until retirement, death or termination of employment, which ensures that management remain exposed to the long-term risks associated with their decision making

✓

the fact that options are held well beyond their vesting period and generally until close to their expiry date. The options exercised in 2013 by the Named Executive Officers were held for over eight years on average and those exercised by the Management Committee were held for eight years on average

✓	the length of tenure of management with the Corporation

52 / 2014 BROOKFIELD ASSET MANAGEMENT INC.

Conclusion

The Compensation Committee is satisfied that Brookfield’s compensation philosophy, policies and practices support the Corporation in achieving its long-term strategic objectives and are effective in attracting and retaining executives who make decisions that are aligned with these strategic objectives. The Compensation Committee is satisfied that the compensation practices of the Corporation (i) reward the executives for performance over the long term in a manner that places an appropriate emphasis on risk management, does not encourage executives to take inappropriate or excessive risks, and encourages, and appropriately matches rewards with, long-term value creation, (ii) are simple and transparent, (iii) encourage executives to build equity and align their interests with those of shareholders in a meaningful way, (iv) do not provide for excessive termination or change in control benefits, and (v) support effective succession planning. The Chair of the Compensation Committee, Mr. Liebman, will be available at the meeting to be held on May 7, 2014, to answer questions related to Brookfield’s executive compensation practices.

On behalf of the Compensation Committee:

— L. Liebman – Chair	— M. Kempston Darkes	— J.A. Pattison

2014 MANAGEMENT INFORMATION CIRCULAR / 53

2013 Performance Graphs

The Corporation is a U.S. dollar functional corporation and management considers the NYSE to be a more relevant indicator of the Corporation’s share performance than the TSX which is primarily based on the Canadian dollar.

Class A Shares (Symbol: BAM) (NYSE)

The following shows the cumulative total shareholder return for the Corporation’s Class A Shares (assuming reinvestment of dividends) over the last five fiscal years, in comparison with the cumulative total return of the NYSE Composite Total Return Index:

Five-Year Cumulative Total Return on US$100 Investment Assuming Dividends are Reinvested

December 31, 2008 – December 31, 2013

	2008	2009	2010	2011	2012	2013
Class A Shares (BAM)	100.0	150.4	230.7	196.3	266.2	295.8

NYSE Composite Total Return Index	100.0	128.6	146.1	140.7	163.4	206.5

Class A Shares (Symbol: BAM.A) (TSX)

The following shows the cumulative total shareholder return for the Corporation’s Class A Shares (assuming reinvestment of dividends) over the last five fiscal years, in comparison with the cumulative total return of the S&P/TSX Composite Total Return Index:

Five-Year Cumulative Total Return on C$100 Investment Assuming Dividends are Reinvested

December 31, 2008 – December 31, 2013

	2008	2009	2010	2011	2012	2013
Class A Shares (BAM.A)	100.0	129.8	188.2	161.5	213.4	253.2

S&P/TSX Composite Total Return Index	100.0	135.1	158.9	145.0	155.5	175.6

54 / 2014 BROOKFIELD ASSET MANAGEMENT INC.

Compensation of Named Executive Officers

The table that follows sets out the compensation paid to the Named Executive Officers for the years ended December 31, 2013, 2012 and 2011. The Named Executive Officers, except Mr. Flatt, are remunerated in Canadian dollars. For 2011 and 2012, Mr. Flatt was remunerated in Canadian dollars and commencing in 2013, he was remunerated in U.S. dollars. However, in order to provide for comparability with the Corporation’s financial statements, which are reported in U.S. dollars, all Canadian dollar compensation amounts in this Circular have been converted to U.S. dollars at an exchange rate of C$1.00 to US$0.9713, which was the average exchange rate for 2013 as reported by Bloomberg, unless otherwise noted.

Summary Compensation Table

Name and Principal Position	Year	Annual Base Salary	Annual Incentive (a)	Deferred Share Units (DSUs) (b) (e)	Restricted Shares (b) (e)	Escrowed Shares (c)	All Other Compensation (d) (e)	Total Compensation
		($)	($)	($)	($)	($)	($)	($)
J. Bruce Flatt (f)	2013	500,000	—	500,000	—	4,495,000	21,854	5,516,854
Senior Managing Partner and CEO	2012	485,650	—	—	485,650	3,995,000	21,854	4,988,154
	2011	485,650	—	—	485,650	2,943,000	21,806	3,936,106
Brian D. Lawson (g)	2013	485,650	—	—	485,650	2,247,500	23,549	3,242,349
Senior Managing Partner and CFO	2012	485,650	—	—	485,650	1,598,000	23,501	2,592,801
	2011	485,650	—	—	485,650	1,471,500	23,403	2,466,203
Jeffrey M. Blidner (h)	2013	485,650	—	—	485,650	2,247,500	23,549	3,242,349
Senior Managing Partner	2012	485,650	—	—	485,650	1,598,000	21,854	2,591,154
	2011	485,650	—	—	485,650	1,471,500	23,403	2,466,203
George E. Myhal (i)	2013	485,650	—	485,650	—	1,348,500	23,549	2,343,349
Senior Managing Partner	2012	485,650	—	—	485,650	1,198,500	23,501	2,193,301
	2011	485,650	—	—	485,650	981,000	23,403	1,975,703
Samuel J.B. Pollock (j)	2013	485,650	—	485,650	—	3,596,000	23,549	4,590,849
Senior Managing Partner	2012	491,657	—	—	485,650	3,196,000	21,854	4,195,161
	2011	785,309	—	—	485,650	2,289,000	23,403	3,583,362

(a)

Each Named Executive Officer is awarded an annual incentive which he can elect to receive in cash DSUs or Restricted Shares. Each Named Executive Officer has elected to receive his incentive in DSUs or Restricted Shares as outlined on page 50 of this Circular.

(b)

The DSU and Restricted Share awards in this column for 2013 were awarded effective on February 25, 2014. The Restricted Shares and DSUs are issued in lieu of a cash incentive, at the election of the individual. The value in this column reflects the entire value of the incentive awarded converted to U.S. dollars at the exchange rate of C$1.00 = US$0.9713. The number of Restricted Shares awarded was based on a price of C$44.58, the volume-weighted average price of the Class A Shares on the TSX for the five days preceding the award date less the value of the required withholding taxes. After payment of withholding taxes, each Named Executive Officer received 6,460 Restricted Shares. The number of DSUs awarded was based on a price of US$40.15, the volume-weighted average price of the Class A Shares on the NYSE for the five days preceding the award date.

(c)

The value awarded under the Escrowed Stock Plan is determined by the Board and considers the stock market price of the Class A Share at the time of the award and the potential increase in value based on an average hold of 7.5 years, a volatility of 31.4%, a risk free rate of 2.3% and a dividend growth rate of 3.0%. This value has been discounted by 25% to reflect the mandatory hold until the fifth anniversary of the award.

(d)	These amounts represent annual retirement savings contributions and participation in the executive medical program.
(e)

The figures in this column do not include DSUs or BPY units awarded in respect of the establishment of BPY. On April 15, 2013, the Corporation established BPY and paid a special dividend of one BPY unit for every 17.42 Class A Shares of the Corporation held. In recognition of the resultant decrease in the intrinsic value of options issued under the Corporation’s MSOP plans and RSUs issued under its RSU plan, the Board approved a special cash bonus based on the value of the dividend. Senior executives including the Names Executive Officers, received this bonus in the form of DSUs based on the five-day volume weighted average price of the Class A Shares for the period ended May 17, 2013. Participants in the Escrowed Stock Plan, including the Named Executive Officers, were awarded a special dividend in the form of BPY units. The following table shows the number of DSUs and BPY units awarded and the total value of the awards (converted using the 2013 average exchange rates of C$1.00 = US$0.9713).

Name	DSUs (#)	BPY Units (#)	Value ($)
J. Bruce Flatt	134,080	77,487	6,800,928

Brian D. Lawson	102,351	35,872	4,685,493

Jeffrey M. Blidner	94,501	35,872	4,385,937

George E. Myhal	104,919	28,697	4,627,513

Samuel J.B. Pollock	102,733	60,267	5,229,466

The Corporation has not included these awards in the Summary Compensation Table on the basis that these awards are compensation in respect of share-based awards made in prior years.

2014 MANAGEMENT INFORMATION CIRCULAR / 55

(f)

The values in this row do not include $1.0 million of in-the-money value from 207,478 options that were disposed of in 2013 in exchange for 135,685 Restricted Shares. These options were expiring in February 2014.

(g)

The values in this row do not include $10.5 million of in-the-money value from 393,103 options that were disposed of in 2013 in exchange for 278,878 Restricted Shares. These options were expiring in February 2013 and February 2014.

(h)

The values in this row do not include $10.5 million of in-the-money value from 393,103 options that were disposed of in 2013 in exchange for 278,878 Restricted Shares. These options were expiring in February 2013 and February 2014.

(i)

The values in this row do not include $9.4 million of in-the-money value from 357,478 options that were disposed of in 2013 in exchange for 251,396 Restricted Shares. These options were expiring in February 2013 and February 2014.

(j)

The values in this row do not include $10.5 million of in-the-money value from 393,103 options that were disposed of in 2013 in exchange for 278,878 Restricted Shares. These options were expiring in February 2013 and February 2014.

Incentive Plan Awards

The Named Executive Officers did not receive any cash incentive in 2013, instead each elected to receive their entire incentive amounts in the form of Restricted Shares or DSUs. The Corporation has no long-term non-equity incentive plan programs. The following four tables show for each Named Executive Officer (i) vested and unvested unexercised options and outstanding RSU awards at December 31, 2013, (ii) unvested Escrowed Shares, Restricted Shares and DSUs and the market value of vested and unvested Escrowed Shares, Restricted Shares and DSUs at December 31, 2013, (iii) the details of each option and RSU outstanding, and (iv) the value of all option and share-based awards which vested during 2013.

Outstanding Option and Share-Based Awards at December 31, 2013

Options and Restricted Share Units

	Option Awards (a) Vested and Unvested		Restricted Share Unit (RSU) Awards (a) Vested and Unvested
Name	Number of Securities Underlying Unexercised Options (#)	Market Value of Unexercised Options ($)	Number of Securities Underlying Outstanding RSUs (#)	Market Value of Outstanding RSUs ($)
J. Bruce Flatt	1,262,500	18,199,851	1,116,118	29,155,746

Brian D. Lawson	1,222,500	20,311,851	1,003,618	25,725,357

Jeffrey M. Blidner	1,222,500	20,311,851	947,368	24,010,167

George E. Myhal	1,222,500	20,311,851	1,003,618	25,725,357

Samuel J.B. Pollock	1,422,500	23,441,851	947,368	24,010,167

(a)

The market value is the amount by which the value of the Corporation’s Class A Shares at the date shown exceeded the exercise price of the options or the issuance price of the RSU awards. Values are calculated using the closing price of a Class A Share on the TSX on December 31, 2013 of $38.80 (C$41.22 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.9414) and on the NYSE on December 31, 2013 of $38.83, as applicable.

Escrowed Shares, Restricted Shares, Deferred Share Units

	Escrowed Shares			Share-Based Awards (a) Restricted Shares (RSs)			Deferred Share Units (DSUs)
	Number of Unvested Escrowed Shares (#)	Market Value of Unvested Escrowed Shares (b) ($)	Market Value of Vested Escrowed Shares ($)	Number of Unvested RSs (#)	Market Value of Unvested RSs (c) ($)	Market Value of Vested RSs (c) ($)	Number of Unvested DSUs (#)	Market Value of Unvested DSUs ($)	Market Value of Vested DSUs (c) ($)
Name

J. Bruce Flatt	1,260,000	5,696,600	675,900	35,187	37,814	516,688	—	—	19,273,838

Brian D. Lawson	580,000	2,797,800	337,950	97,900	111,690	738,319	—	—	20,689,563

Jeffrey M. Blidner	580,000	2,797,800	337,950	97,900	111,690	738,319	—	—	14,587,276

George E. Myhal	470,000	2,296,700	225,300	90,598	97,238	722,137	—	—	23,408,537

Samuel J.B. Pollock (d)	980,000	4,372,800	525,700	97,900	111,690	738,319	—	—	18,357,807

(a)	These values do not include the most recent Escrowed Shares, Restricted Share and DSUs awards made to the Named Executive Officers on February 25, 2014.
(b)	The value of the Escrowed Shares is equal to the value of the Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company.
(c)

Values are calculated using the closing price of a Class A Share on the TSX on December 31, 2013 of $38.80 (C$41.22 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.9414) and on the NYSE on December 31, 2013 of $38.83, as applicable.

(d)

The market value of vested DSUs includes $2,861,556 representing the value of Mr. Pollock’s vested infrastructure DSUs. These DSUs are valued based on the fair value of the investments in the Brookfield Americas Infrastructure Fund as disclosed in the audited financial statements of the fund.

56 / 2014 BROOKFIELD ASSET MANAGEMENT INC.

Options and Restricted Share Units

	Options				Restricted Share Units (RSUs)
Name and Principal Position	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (a) ($)	Option Expiration Date	Market Value of Unexercised Options at December 31, 2013 (b) ($)	Number of Restricted Share Units (#)	Issuance Price (a) (c) ($)	Market Value at December 31, 2013 (b) ($)
J. Bruce Flatt	337,500	25.70	February 14, 2016	4,423,396	393,750	8.31	12,006,353
Senior Managing Partner and CEO	75,000	36.75	February 13, 2017	154,392	452,368	2.58	11,861,931
	100,000	29.77	February 20, 2018	903,744	270,000	19.22	5,287,462
	150,000	16.62	February 25, 2019	3,328,319	—	—	—
	600,000	23.18	March 2, 2020	9,390,000	—	—	—
	1,262,500			18,199,851	1,116,118		29,155,746
Brian D. Lawson	135,000	19.22	February 11, 2015	2,643,731	281,250	8.31	8,575,964
Senior Managing Partner and CFO	112,500	25.70	February 14, 2016	1,474,465	452,368	2.58	11,861,931
	75,000	36.75	February 13, 2017	154,392	270,000	19.22	5,287,462
	100,000	29.77	February 20, 2018	903,744	—	—	—
	400,000	16.62	February 25, 2019	8,875,519	—	—	—
	400,000	23.18	March 2, 2020	6,260,000	—	—	—
	1,222,500			20,311,851	1,003,618		25,725,357
Jeffrey M. Blidner	135,000	19.22	February 11, 2015	2,643,731	225,000	8.31	6,860,774
Senior Managing Partner	112,500	25.70	February 14, 2016	1,474,465	452,368	2.58	11,861,931
	75,000	36.75	February 13, 2017	154,392	270,000	19.22	5,287,462
	100,000	29.77	February 20, 2018	903,744	—	—	—
	400,000	16.62	February 25, 2019	8,875,519	—	—	—
	400,000	23.18	March 2, 2020	6,260,000	—	—	—
	1,222,500			20,311,851	947,368		24,010,167
George E. Myhal	135,000	19.22	February 11, 2015	2,643,731	281,250	8.31	8,575,964
Senior Managing Partner	112,500	25.70	February 14, 2016	1,474,465	452,368	2.58	11,861,931
	75,000	36.75	February 13, 2017	154,392	270,000	19.22	5,287,462
	100,000	29.77	February 20, 2018	903,744	—	—	—
	400,000	16.62	February 25, 2019	8,875,519	—	—	—
	400,000	23.18	March 2, 2020	6,260,000	—	—	—
	1,222,500			20,311,851	1,003,618		25,725,357
Samuel J.B. Pollock	135,000	19.22	February 11, 2015	2,643,731	225,000	8.31	6,860,774
Senior Managing Partner	112,500	25.70	February 14, 2016	1,474,465	452,368	2.58	11,861,931
	75,000	36.75	February 13, 2017	154,392	270,000	19.22	5,287,462
	100,000	29.77	February 20, 2018	903,744	—	—	—
	400,000	16.62	February 25, 2019	8,875,519	—	—	—
	600,000	23.18	March 2, 2020	9,390,000	—	—	—
	1,422,500			23,441,851	947,368		24,010,167

(a)

The option exercise price and the RSU issuance price are in Canadian dollars and are presented on the table converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2013 of C$1.00 = US$0.9414.

(b)

The market value of the Class A Shares under option and the RSUs is the amount by which the closing price of the Corporation’s Class A Shares on December 31, 2013 exceeded the exercise price of the options or the issuance price of the RSUs. All values are calculated using the closing price of a Class A Share on December 31, 2013 on the TSX and on the NYSE, as applicable. The closing price of a Class A Share on the TSX on December 31, 2013 was $38.80 ($41.22 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.9414) and $38.83 on the NYSE.

(c)	RSUs are not redeemable until retirement, resignation, termination or death and have no expiration date.

2014 MANAGEMENT INFORMATION CIRCULAR / 57

Option and Share-Based Awards Vested During 2013 (a)

	Value Vested During 2013 (b)
Named Executive Officer	Options (c) ($)	DSUs ($)	Restricted Shares (d) ($)	Escrowed Shares ($)
J. Bruce Flatt	4,926,072	4,734,302	4,097,566	639,900

Brian D. Lawson	2,940,013	3,670,501	8,355,839	319,950

Jeffrey M. Blidner	2,940,013	3,370,945	8,355,839	319,950

George E. Myhal	2,940,013	3,768,492	7,582,534	213,300

Samuel J.B. Pollock	3,554,013	3,606,685	8,355,839	497,700

(a)	No cash incentive was paid to Named Executive Officers in 2013, each of whom elected to receive their incentive in the form of Restricted Shares or DSUs.
(b)

All values are calculated using the closing price of a Class A Share on the vesting date on the TSX and on the NYSE as applicable and converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2013 of C$1.00 = US$0.9713.

(c)	The value represents the amount by which the value of the Corporation’s Class A Shares exceeded the exercise price on the day the options vested.
(d)

Values in this column represent the value of the Restricted Shares vested in 2013, including Restricted Shares awarded on February 28, 2013 in lieu of the cash incentive related to performance in 2012 and from options that were exchanged for Restricted Shares.

Security-Based Compensation Arrangements

The Corporation’s only current security-based compensation arrangements are its Management Share Option Plans and its Escrowed Stock Plan.

1997 Management Share Option Plan

The 1997 Management Share Option Plan (the “1997 Plan”) was approved by the Board in August 1997. As at March 25, 2014, options to acquire 6,947,967 Class A Shares of the Corporation were outstanding under the 1997 Plan (representing approximately 1.1% of the Corporation’s issued and outstanding Class A Shares). Following the approval of the 2007 Plan, as defined below, by the Corporation’s shareholders in May 2007, the Corporation decided not to grant any further options under the 1997 Plan.

2007 Management Share Option Plan

The 2007 Management Share Option Plan (the “2007 Plan”) was approved by the Board in February 2007. The 2007 Plan provides for the issuance of 15,000,000 Class A Shares (representing approximately 2.4% of the Corporation’s issued and outstanding Class A Shares), of which options to acquire 11,609,650 Class A Shares (representing approximately 1.9% of the Corporation’s issued and outstanding Class A Shares) had been granted but not yet exercised as at March 25, 2014. Following the approval of the 2012 Plan, as defined below, by the Corporation’s shareholders in May 2012, the Corporation decided not to grant any further options under the 2007 Plan.

2009 Management Share Option Plan

The 2009 Management Share Option Plan (the “2009 Plan”) was approved by the Board in February 2009 and by the holders of Class A Shares at the Annual and Special Meeting of Shareholders held on May 5, 2009. The 2009 Plan provides for the issuance of 15,000,000 Class A Shares, (representing approximately 2.4% of the Corporation’s issued and outstanding Class A Shares), of which options to acquire 13,853,275 Class A Shares (representing approximately 2.2% of the Corporation’s issued and outstanding Class A Shares) had been granted but not yet exercised as at March 25, 2014. Options will continue to be granted under the 2009 Plan to the extent Class A Shares are available for issuance under the 2009 Plan.

2012 Management Share Option Plan

The 2012 Management Share Option Plan (the “2012 Plan”) was approved by the Board in February 2012 and by the holders of Class A Shares at the Annual and Special Meeting of Shareholders held on May 10, 2012. The 2012 Plan provides for the issuance of 15,000,000 Class A Shares (representing approximately 2.4% of the Corporation’s issued and outstanding Class A Shares), of which options to acquire 4,436,325 Class A Shares (representing approximately 0.7% of the Corporation’s issued and outstanding Class A Shares) have been granted but not exercised as at March 25, 2014.

58 / 2014 BROOKFIELD ASSET MANAGEMENT INC.

General Terms of Options Plans

The Board establishes the exercise price of each option at the time it is granted, which may not be less than the closing price of a Class A Share on the last trading day preceding the date of the grant on the NYSE. Under the 1997 Plan, if the approval date for an option grant fell in a blackout period, the effective grant date for options granted was the date on which the blackout ended. For options granted under the 2007 Plan, 2009 Plan and the 2012 Plan, the effective grant date may not be less than six business days after the blackout ends and the exercise price for the options approved during a blackout period is the volume-weighted average trading price of Class A Shares for the five business days preceding the effective grant date.

The following is a summary of the other key provisions of the 1997 Plan, the 2007 Plan, the 2009 Plan and the 2012 Plan (collectively, the “Option Plans”). Employees, officers and consultants of the Corporation and its affiliates and others designated by the Board are eligible to participate in the Option Plans. The number of Class A Shares issuable to insiders, or issued in any one year to insiders, under any of the Corporation’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding shares of this class; and no more than 5% of the issued and outstanding shares may be issued under these arrangements to any one person. All option grants are approved by the Board on the recommendation of the Compensation Committee. The Board determines the vesting period for each option grant, which is normally 20% per year over five years commencing the first year after the grant. The Board also sets the expiry period for each option grant, which may not exceed 10 years, except where the expiry date falls during or shortly after a blackout period, in which case the expiry date is 10 days after the blackout period ends.

The Option Plans set out provisions regarding the exercise and cancellation of options following a change in the employment status of a plan participant. In general, all vested options must be exercised and all unvested options are cancelled on a participant’s termination date, except as follows: in the event of termination by the Corporation for reasons other than cause, vested options must be exercised within 60 days following the termination date; in the event of retirement, vested options continue to be exercisable until the applicable expiry date; and in the event of death, all granted options continue to vest and be exercisable for six months following death with the exception that in certain jurisdictions vested options are deemed to be exercised immediately prior to the date of death. In 2013, the Option Plans were amended to provide that upon the death of a Canadian participant vested options are deemed to be exercised immediately prior to the date of death for a cash payment equal to the intrinsic value of such options and all unexercised options are cancelled. The Option Plans also contain an amending provision setting out the types of amendments which can be approved by the Board without shareholder approval and those which require shareholder approval. Shareholder approval is required for any amendment that increases the number of shares issuable under the 2007 Plan, the 2009 Plan and the 2012 Plan, lengthens the period of time after a blackout period during which options may be exercised, results in the exercise price being lower than fair market value of a share at the date of grant, reduces the exercise price, expands insider participation, extends the term of an insider’s option beyond its expiry date, adds a provision which results in participants receiving shares for no compensation to the Corporation, or other amendments required by law to be approved by shareholders. Shareholder approval is not required for any amendment that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favourable tax treatment, that is to the vesting, termination or early termination provisions (provided that the amendment does not entail an extension beyond the expiry period of the options), that adds or modifies a cashless exercise feature that provides for a full deduction of the number of Class A Shares from the Option Plan reserve, and to suspend or terminate the Option Plan. There are no provisions in the Option Plans for the transformation of options into stock appreciation rights. The Corporation does not provide any financial assistance to plan participants to facilitate the purchase of Class A Shares issued pursuant to the exercise of options under the Options Plans. Options granted under the Option Plans may be assigned by the plan participant to (i) his or her spouse, descendants or any other immediate family member; or (ii) a trust, the beneficiaries of which are one or more of the plan participant and the participant’s spouse, descendants or immediate family members; or (iii) a corporation or limited liability company controlled by the plan participant or by one or more of the participant and the participant’s spouse, and/or the immediate family members, the shares or interests of which are held directly or indirectly by the plan participant, participant’s spouse and/or immediate family members; or (iv) such other transferees for estate planning purposes as may be permitted by the Board in their discretion.

The Board, at the recommendation of the Compensation Committee, approves all option awards. The Compensation Committee recommends the long-term incentive award for the CEO. All other option awards are recommended by the CEO to the Compensation Committee.

The Corporation has established a number of policies related to its equity-based compensation plans, including option exercise hold periods, to reinforce the importance of equity ownership by its senior executives over the longer term. See also “Incentive and Equity-Based Compensation Employment Policies and Guidelines” on page 49 of this Circular.

The Escrowed Stock Plan

The Escrowed Stock Plan was approved by the Board in February 2011 and by holders of Class A Shares at the Annual and Special Meeting of Shareholders held on May 11, 2011. In February 2014, the Board approved an amendment to the Escrowed Stock Plan to accommodate participants who are U.S. taxpayers. The Escrowed Stock Plan governs the award of non-voting

2014 MANAGEMENT INFORMATION CIRCULAR / 59

common shares (“Escrowed Shares”) of one or more private companies (each, an “Escrowed Company”) to executives or other individuals designated by the Board. Each Escrowed Company is capitalized with common shares and preferred shares issued to the Corporation for cash proceeds. Each Escrowed Company uses its cash resources to directly or indirectly purchase Class A Shares of the Corporation on the open market. Dividends paid to each Escrowed Company on the Class A Shares acquired by the Escrowed Company will be used to pay dividends on the preferred shares which are held by the Corporation. The Class A Shares acquired by an Escrowed Company will not be voted.

Except as otherwise determined by the Board, 20% of Escrowed Shares will vest on the first anniversary of the granting of such shares, with an additional 20% vesting on each subsequent anniversary, up to and including the fifth anniversary of the grant of the Escrowed Shares.

On date(s) determined by the holders of the Escrowed Shares that are between five years (or in the case of U.S. participants, one year) and 10 years after the initial grant, the vested Escrowed Shares will be acquired by the Corporation in exchange for either (i) the issuance of Class A Shares from treasury, where the value of the Class A Shares being issued is equal to the value of the Escrowed Shares being acquired or (ii) at the Corporation’s election, for a cash payment equal to the value of the Escrowed Shares being acquired. The value of the Escrowed Shares will be equal to the increase in value of the Class A Shares held by the Escrowed Company since the grant date of the Escrowed Shares. Once all participants of an Escrowed Company have elected to exchange their Escrowed Shares, the Escrowed Company will be wound up or merged into the Corporation and the Class A Shares held by the Escrowed Company will be cancelled, resulting in a net reduction in the total number of Class A Shares issued and outstanding. The market value of the Class A Shares issued by the Corporation and those held by the Escrowed Company will be based on the volume-weighted average price of a Class A Share on the NYSE on the date of the exchange.

A maximum of 6,000,000 Class A Shares may be issued under the Escrowed Stock Plan, representing less than 1% of the Corporation’s issued and outstanding Class A Shares. When Class A Shares are issued in exchange for Escrowed Shares, the number of Class A Shares remaining for future issuance under the Escrowed Stock Plan will be reduced. However, when Class A Shares are issued in exchange for Escrowed Shares and immediately thereafter the Escrowed Company is wound up or merged into the Corporation and the Class A Shares held by it are cancelled, the number of Class A Shares remaining for future issuance under the Escrowed Stock Plan will not be reduced. No Class A Shares have been issued under the Escrowed Stock Plan.

Dilution of Class A Shares

Options Outstanding as a Percentage of Issued and Outstanding Class A Shares (a)
	2013	2014
1997 Plan	1.4%	1.1%

2007 Plan	2.2%	1.9%

2009 Plan	2.4%	2.2%

2012 Plan	0.1%	0.7%

(a)

Excluding Escrowed Stock Plan awards since no Class A Shares have been issued in connection with this plan. Escrowed Shares awarded are subject to a hold period. The first date on which Class A Shares may be issued under this plan is February 25, 2015. Any such shares issued will be offset by the cancellation of shares acquired in the market as described above.

60 / 2014 BROOKFIELD ASSET MANAGEMENT INC.

Securities Authorized for Issue Under Incentive Plans

The following table sets out information on the Corporation’s Plans as of December 31, 2013.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

Plan Category	(#)	($)	(#)
Equity compensation plans approved by security holders

2012 Plan, 2009 Plan, 2007 Plan and 1997 Plan (a)	34,622,205 (a)	26.11 (b)	14,265,300

Escrowed Stock Plan	(c)	(c)	6,000,000

(a)

Following the approval of the 2007 Plan by the Corporation’s shareholders in May 2007, the Corporation decided that it will not grant any further options under the 1997 Plan. Following the approval of the 2012 Plan by the Corporation’s shareholders in May 2011, the Corporation decided that it will not grant any further options under the 2007 Plan.

(b)	Converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2013 of C$1.00 = US$0.9414.
(c)

No Class A Shares have been issued in connection with this plan. Escrowed Shares awarded are subject to a hold period. The first date on which Class A Shares may be issued under this plan is March 1, 2016.

Pension and Retirement Benefits

The Corporation’s Named Executive Officers and its other senior executives do not participate in a registered defined benefit plan or any other post-retirement supplementary compensation plans. Eligible Canadian senior executives receive an annual contribution from the Corporation to their registered retirement savings plans equal to 4.5% of their annual base salary, subject to the annual RRSP contribution limit established by the Canada Revenue Agency. The Corporation has not entered into contractual termination, post-termination or change of control arrangements, employment contracts or golden parachutes with any or its Named Executive Officers.

2014 MANAGEMENT INFORMATION CIRCULAR / 61

PART SIX – OTHER INFORMATION

Routine Indebtedness of Directors, Officers and Employees Under Securities Purchase Programs

The amount of debt outstanding to the Corporation by directors, officers and employees of the Corporation and its subsidiaries as at March 25, 2014 was $4.6 million (C$5.1 million converted at the Bloomberg mid-market exchange rate on March 25, 2014 of C$1.00 = US$0.8955), which represented loans made by the Corporation (or its predecessors) in connection with equity ownership interests in the specialty investment funds they manage, and certain other indebtedness. There is no indebtedness to the Corporation by directors, officers or employees of the Corporation in connection with the purchase of securities of the Corporation or any of its associated companies.

Audit Committee

Additional information about the Audit Committee required by Part 5 of NI 52–110, including the Committee’s Charter, can be found in the Corporation’s Annual Information Form (the “AIF”) under the heading “Audit Committee Information,” which is posted on the Corporation’s website, www.brookfield.com/notice_and_access_2014 and is also filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. A copy of the AIF can also be obtained from the Corporate Secretary of the Corporation as set out below under “Availability of Disclosure Documents.”

Directors’ and Officers’ Liability Insurance

The Corporation maintains directors’ and officers’ insurance with an annual policy limit of $48,565,000 (C$50,000,000), subject to a corporate deductible of $485,650 (C$500,000) per loss. Under this insurance coverage, the Corporation and certain of its associated companies (collectively, the “Organization”) are reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by the Organization. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage. The cost of such insurance is borne by the Organization and is currently $233,083 (C$239,970) annually.

Availability of Disclosure Documents

The Corporation will provide any person or company, upon request in accordance with the directions in the Notice, a copy of this Circular and the Annual Report. Upon request to the Corporate Secretary of the Corporation, the Corporation will provide any person or company the most recent AIF, together with a copy of any document or the pertinent pages of any document incorporated therein by reference; and/or the interim financial statements of the Corporation for the periods subsequent to the end of its fiscal year (the “Interim Statements”). Financial information on the Corporation is provided in its comparative annual financial statements and management’s discussion and analysis of financial condition and results of operation from its most recently completed financial year. Requests for the AIF and the Interim Statements can be made to the Corporation by mail at Brookfield Place, Suite 300, 181 Bay Street, P.O. Box 762, Toronto, Ontario M5J 2T3, by telephone at (416) 363-9491, by facsimile at (416) 365-9642, or by email at inquiries@brookfield.com. All of these documents and additional information related to the Corporation are also available on the Corporation’s website, www.brookfield.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Other Business

The Corporation knows of no other matter to come before the meeting other than the matters referred to in the Notice of Meeting of Shareholders and Availability of Investor Materials dated March 21, 2014.

Directors’ Approval

The contents and sending of this Circular have been approved by the directors of the Corporation.

A.J. Silber

Corporate Secretary

Toronto, Canada

March 25, 2014

62 / 2014 BROOKFIELD ASSET MANAGEMENT INC.

APPENDIX A – CHARTER OF THE BOARD

1.	Role of the Board

The role of the board of directors (the “Board”) of Brookfield Asset Management Inc. (the “Corporation”) is to oversee, directly and through its committees, the business and affairs of the Corporation, which are conducted by the Corporation’s officers and employees under the direction of the Chief Executive Officer (“CEO”).

2.	Authority and Responsibilities

The Board meets regularly to review reports by management on the Corporation’s performance and other relevant matters of interest. In addition to the general supervision of management, the Board performs the following functions:

(a)

strategic planning – overseeing the strategic planning process within the Corporation and, at least annually, reviewing, approving and monitoring the strategic plan for the Corporation, including fundamental financial and business strategies and objectives;

(b)	risk assessment – assessing the major risks facing the Corporation and reviewing, approving and monitoring the manner of managing those risks;

(c)	CEO – developing a position description for the CEO including the corporate objectives that the CEO is responsible for meeting, and selecting, evaluating and compensating the CEO;

(d)	officers and senior management – overseeing the selection of corporate officers and the evaluation and compensation of senior management;

(e)	succession planning – monitoring the succession of key members of senior management;

(f)

communications and disclosure policy – adopting a communications and disclosure policy for the Corporation, including ensuring the timeliness and integrity of communications to shareholders and establishing suitable mechanisms to receive stakeholder views;

(g)	corporate governance – developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines applicable to the Corporation;

(h)

internal controls – reviewing and monitoring the controls and procedures within the Corporation to maintain its integrity, including its disclosure controls and procedures, and its internal controls and procedures for financial reporting and compliance; and

(i)

maintaining integrity – on an ongoing basis, satisfy itself that the CEO and other executive officers create a culture of integrity throughout the Corporation, including compliance with the Corporation’s Code of Business Conduct and Ethics.

3.	Composition and Procedures

(a)

Size of Board and Selection Process – The directors of the Corporation are elected each year by the shareholders at the annual meeting of shareholders. The Governance and Nominating Committee recommends to the full Board the nominees for election to the Board and the Board proposes individual nominees to the shareholders for election. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal upon compliance with the requirements prescribed by the Business Corporations Act (Ontario) or at the annual meeting. The Board also recommends the number of directors on the Board to shareholders for approval. Between annual meetings, the Board may appoint directors to serve until the next annual meeting.

2014 MANAGEMENT INFORMATION CIRCULAR / A-1

(b)

Qualifications – Directors should have the highest personal and professional ethics and values and be committed to advancing the best interests of the shareholders of the Corporation. They should possess skills and competencies in areas that are relevant to the Corporation’s activities. A majority of the directors will be independent and unaffiliated [1] directors based on the rules and guidelines of applicable stock exchanges and securities regulatory authorities.

(c)	Director Orientation – The Corporation’s management team is responsible for providing an orientation and education program for new directors.

(d)

Meetings – The Board holds at least four scheduled meetings a year plus one to review the Corporation’s strategic plan. The Board is responsible for its agenda. Prior to each Board meeting, the Chairman of the Board discusses agenda items for the meeting with the CEO and the Chief Financial Officer. Materials for each meeting are distributed to the directors in advance of the meetings. At the conclusion of each regularly scheduled meeting, the independent and unaffiliated directors meet without any other person present. The Chair of the Board chairs these meetings.

(e)

Committees – The Board has established the following standing committees to assist it in discharging its responsibilities: Audit, Governance and Nominating, Management Resources and Compensation and Risk Management. Special committees are established, from time to time, to assist the Board in connection with specific matters. The chair of each committee reports to the Board following meetings of such committee. The governing charter of each standing committee is reviewed and approved annually by the Board.

(f)

Evaluation – The Governance and Nominating Committee performs an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors. In addition, each committee assesses its performance annually.

(g)

Compensation – The Governance and Nominating Committee recommends to the Board the compensation for non-management directors (it is the policy of the Corporation that management directors do not receive compensation for their service on the Board). In reviewing the adequacy and form of compensation, the committee seeks to ensure that the compensation reflects the responsibilities and risks involved in being a director of the Corporation and aligns the interests of the directors with the best interests of the Corporation’s shareholders.

(h)

Access to Independent Advisors – The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any director may, subject to the approval of the Chair of the Board, retain an outside advisor at the expense of the Corporation.

(i)

Charter of Expectations – The Board has adopted a Charter of Expectations for Directors which specifies the expectations the Corporation places on its directors in terms of professional and personal competencies, performance, behaviour, conflicts of interest and resignation events.

This Charter of the Board of Directors was reviewed and approved by the Board on February 13, 2014.

1

“unaffiliated director” means any director who (a) does not own greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) and (b) within the last two years has not directly or indirectly (i) been an officer of or employed by the Corporation or any of its respective affiliates, (ii) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (iii) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “de minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

A-2 / 2014 BROOKFIELD ASSET MANAGEMENT INC.

BROOKFIELD ASSET MANAGEMENT INC.

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States Brookfield Place 250 Vesey Street, 15th Floor New York, New York 10281-1023 T 212.417.7000 F 212.417.7196	Sydney – Australia Level 22 135 King Street Sydney, NSW 2001 T 61.2.9322.2000 F 61.2.9322.2001	Hong Kong Suite 2302, Prosperity Tower 39 Queens Road Central Central, Hong Kong T 852.2143.3003 F 852.2537.6948	Dubai – UAE Level 1, Al Manara Building Sheikh Zayed Road Dubai, UAE T 971.4.3158.500 F 971.4.3158.600

Toronto – Canada Brookfield Place, Suite 300 Bay Wellington Tower 181 Bay Street, Box 762 Toronto, Ontario M5J 2T3 T 416.363.9491 F 416.365.9642	London – United Kingdom 99 Bishopsgate 2nd Floor London, EC2M 3XD United Kingdom T 44 (0) 20.7659.3500 F 44 (0) 20.7659.3501	Rio de Janeiro – Brazil Rua Lauro Müller 116, 21° andar, Botafogo – Rio de Janeiro – Brasil 22290 – 160 CEP: 71.635.250 T 55 (21) 3527.7800 F 55 (21) 3527.7799	Mumbai Unit 203, 2nd Floor Tower A, Peninsula Business Park Senapati Bapat Marg, Lower Parel Mumbai – 400013 T 91 (22) 6600.0400 F 91 (22) 6600.0401

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